Exhibit 99.1

ANNUAL INFORMATION FORM

FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2019

MARCH 11, 2020

TABLE OF CONTENTS

GENERAL DEVELOPMENT OF THE BUSINESS	4
DESCRIPTION OF THE BUSINESS	11
DETAILS OF THE ROOK I PROJECT	12
RISK FACTORS	33
DIVIDENDS	39
DESCRIPTION OF CAPITAL STRUCTURE	39
TRADING PRICE AND VOLUME	39
PRIOR SALES	40
DIRECTORS AND OFFICERS	40
AUDIT COMMITTEE DISCLOSURE	42
LEGAL PROCEEDINGS AND REGULATORY ACTIONS	44
INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	44
TRANSFER AGENT AND REGISTRAR	45
MATERIAL CONTRACTS	45
INTERESTS OF EXPERTS	45
ADDITIONAL INFORMATION	45
SCHEDULE “A”	A-1

ABOUT THIS ANNUAL INFORMATION FORM

In this annual information form (“AIF”), NexGen Energy Ltd., together with its current subsidiaries (other than IsoEnergy Ltd.), as the context requires, is referred to as the “Corporation” and “NexGen”. All information contained in this AIF is at December 31, 2019, being the date of the Corporation’s most recently completed financial year, unless otherwise stated.

This AIF has been prepared in accordance with Canadian securities laws and contains information regarding NexGen’s history, business, mineral reserves and resources, the regulatory environment in which NexGen conducts business, the risks that NexGen faces as well as other important information for the Shareholders.

This AIF incorporates by reference NexGen’s management discussion and analysis (“MD&A”) for the year ended December 31, 2019 and accompanying audited consolidated financial statements which are available under the Corporation’s profile on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov/edgar.shtml) as an exhibit to the Corporation’s Form 40-F.

Financial Information

Unless otherwise specified in this AIF, all references to “dollars” or to “$” or to “C$” are to Canadian dollars and all references to “US dollars” or to “US$” are to United States of America dollars. Financial information is derived from consolidated financial statements that have been prepared in accordance with the International Financial Reporting Standards as issued by the International Accounting Standards Board.

Cautionary Note Regarding Forward-Looking Information and Statements

This AIF contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Forward-looking information and statements include, but are not limited to, statements with respect to planned exploration and development activities, the future interpretation of geological information, the cost and results of exploration and development activities, future financings, the future price of uranium and requirements for additional capital. Generally, forward-looking information and statements can be identified by the use of forward-looking terminology such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes”, or the negative connotation thereof or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved” or the negative connotation thereof.

Forward-looking information and statements are based on the then current expectations, beliefs, assumptions, estimates and forecasts about NexGen’s business and the industry and markets in which it operates. Forward-looking information and statements are made based upon numerous assumptions, including among others, that the results of planned exploration and development activities are as anticipated and on time, the price of uranium, the cost of planned exploration and development activities, there will be limited change sin any project parameters as plans continue to be refined, that financing will be available if and when needed and on reasonable terms, that third party contractors, equipment, supplies and governmental and other approvals required to conduct NexGen’s planned exploration and development activities will be available on reasonable terms and in a timely manner; that there will be no revocation of government approvals and that general business, economic, competitive, social, and political conditions will not change in a material adverse manner. Although the assumptions made by the Corporation in providing forward-looking information or making forward-looking statements are considered reasonable by management at the time, there can be no assurance that such assumptions will prove to be accurate.

Forward-looking information and statements also involve known and unknown risks and uncertainties and other factors, which may cause actual results, performances and achievements of NexGen to differ materially from any projections of results, performances and achievements of NexGen expressed or implied by such forward-looking information or statements, including, among others, negative operating cash flow and dependence on third party financing, uncertainty of additional financing, price of uranium, the appeal of alternate sources of energy, exploration risks, uninsurable risks, reliance upon key management and other personnel, imprecision of mineral resource estimates, potential cost overruns on any development, changes in climate or increases in environmental regulation, aboriginal title and consultation issues, deficiencies in the Corporation’s title to its properties, information security and cyber threats, failure to manage conflicts of interest, failure to obtain or maintain required permits and licenses, changes in laws, regulations and policy, competition for resources and financing, volatility in market price of the Corporation’s shares, and other factors discussed or referred to in this AIF under “Risk Factors”.

Although NexGen has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information or statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.

There can be no assurance that such information or statements will prove to be accurate, as actual results and future events could differ materially from those anticipated, estimated or intended. Accordingly, readers should not place undue reliance on forward-looking information or statements. The forward-looking information and statements contained in this AIF are made as of the date of this AIF and, accordingly, are subject to change after such date. NexGen does not undertake to update or reissue forward-looking information as a result of new information or events except as required by applicable securities laws.

Cautionary Note to U.S. Investors

This AIF has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ materially from the requirements of United States securities laws applicable to U.S. companies. Information concerning NexGen’s mineral properties has been prepared in accordance with the requirements of Canadian securities laws, which differ in material respects from the requirements of the United States Securities and Exchange Commission (the “SEC”) set forth in Industry Guide 7. Under the SEC’s Industry Guide 7, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time of the reserve determination, and the SEC does not recognize the reporting of mineral deposits which do not meet the SEC Industry Guide 7 definition of “Reserve”. In accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”), published by the Canadian Securities Administrators, the terms “mineral reserve”, “proven mineral reserve”, “probable mineral reserve”, “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in accordance with CIM standards. While the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are recognized and required by NI 43-101, the SEC does not recognize them. However, the SEC has adopted final rules, effective February 25, 2019, to replace SEC Industry Guide 7 with new mining disclosure rules under Regulation S-K of the U.S. Securities Act (the “SEC Modernization Rules”). The new rules replace the historical property disclosure requirements included in SEC Industry Guide 7. As a result of the adoption of the SEC Modernization Rules, the SEC now recognizes estimates of “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources”, and amends the SEC’s definitions of “proven mineral reserves” and “probable mineral reserves” to be substantially similar to international standards. Nevertheless, you are cautioned that, except for that portion of mineral resources classified as mineral reserves, mineral resources do not have demonstrated economic value. Inferred mineral resources have a high degree of uncertainty as to their existence and as to whether they can be economically or legally mined. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Therefore, you are cautioned not to assume that all or any part of an inferred mineral resource exists, that it can be economically or legally mined, or that it will ever be upgraded to a higher category. Likewise, you are cautioned not to assume that all or any part of measured or indicated mineral resources will ever be upgraded into mineral reserves. You are cautioned that, except for that portion of mineral resources classified as mineral reserves, mineral resources do not have demonstrated economic value. Inferred mineral resources have a high degree of uncertainty as to their existence and as to whether they can be economically or legally mined. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Therefore, you are cautioned not to assume that all or any part of an inferred mineral resource exists, that it can be economically or legally mined, or that it will ever be upgraded to a higher category. Likewise, you are cautioned not to assume that all or any part of measured or indicated mineral resources will ever be upgraded into mineral reserves.

Technical Disclosure

Unless otherwise indicated, scientific and technical information in this AIF has been reviewed and approved by Troy Boisjoli, NexGen’s Vice-President, Operations & Project Development, a “qualified person” for the purposes of NI 43-101. Mr. Boisjoli has verified the sampling, analytical and test data underlying the information or opinions contained herein by reviewing original data certificates and monitoring all of the data collection protocols.

ABOUT NEXGEN

NexGen Energy Ltd. is engaged in uranium exploration and development. The Corporation’s head office is located at Suite 3150-1021 West Hastings Street, Vancouver, British Columbia, V6E 0C3 and its registered office is located at 25th Floor, 700 West Georgia Street, Vancouver, British Columbia, V7Y 1B3. NexGen’s website address is www.nexgenergy.ca.

NexGen was incorporated on March 8, 2011 under the Business Corporations Act (British Columbia) (the “BCBCA”) as “Clermont Capital Inc.”, a “capital pool company” within the meaning of Policy 2.4 – Capital Pool Companies (the “CPC Policy”) of the TSX Venture Exchange (the “TSXV”). On August 29, 2012, the Corporation’s common shares commenced trading on the TSXV under the symbol “XYZ.P”.

On April 19, 2013, the Corporation completed its “qualifying transaction” and in connection therewith consolidated its common shares on a 2.35:1 basis and changed its name to “NexGen Energy Ltd.” On April 22, 2013, the Corporation’s common shares (the “Shares”) commenced trading on the TSXV under the symbol “NXE”.

On July 15, 2016, the Shares were delisted from the TSXV and commenced trading on the Toronto Stock Exchange (“TSX”). On May 17, 2017, the Shares ceased trading on the OTCQX and commenced trading on the NYSE American. The trading symbol for the Shares on each of the TSX and NYSE American is “NXE”.

NexGen is a reporting issuer in all of the Canadian provinces, except Quebec. The Shares are also registered under the United States Securities Exchange Act of 1934, as amended, and NexGen files periodic reports with the United States Securities and Exchange Commission.

NexGen’s Corporate Structure

The Corporation has three (3) wholly-owned subsidiaries: NXE Energy Royalty Ltd., NXE Energy SW1 Ltd. and NXE Energy SW3 Ltd. (collectively, the “Subsidiaries”). The Corporation also holds 52.03% of the outstanding common shares of IsoEnergy Ltd. (“IsoEnergy”) as at December 31, 2019 and as of the date hereof. Each of the Subsidiaries and IsoEnergy were incorporated (and continue to exist) under the BCBCA.

GENERAL DEVELOPMENT OF THE BUSINESS

Overview

NexGen’s principal asset is currently its 100% interest in the Rook I project, a development project in the Athabasca Basin, Saskatchewan (the “Rook I Project”), which includes the Arrow discovery in February 2014, the Bow discovery in March 2015, the Harpoon discovery in August 2016 and the South Arrow discovery in July 2017.

The Rook I Project is located in the Southwest Athabasca Basin, Saskatchewan, Canada. The Rook I Project consists of 32 contiguous mineral claims totalling 35,065 hectares.

History

Year Ended December 31, 2017

Financings

On July 21, 2017, the Corporation completed a financing raising aggregate gross proceeds of US$110 million (the “Financing”) consisting of a private placement of: (a) 24,146,424 common shares at a price of US$2.0707 per share, for gross proceeds of US$50 million (the “Placement Shares”); and (b) US$60 million in aggregate principal amount of 7.5% unsecured convertible debentures (the “2017 Debentures” and together with the 2016 Debentures (as defined below), the “Convertible Debentures”) with affiliates of CEF Holdings Limited and/or its shareholders (collectively, the “Investors”) and in connection therewith extended the maturity date of the 2016 Debentures from June 11, 2021 to July 22, 2022 to match the maturity date of the 2017 Debentures. In addition, certain non-financial provisions of the 2016 Debentures, including in particular the strategic alignment provisions, were revised and consolidated into the investor rights agreement described below. On June 10, 2016, the Corporation completed a private placement of US$60 million in aggregate principal amount to the investors of unsecured convertible debentures (the “2016 Debentures”) pursuant to a trust indenture between the Corporation and Computershare Trust Company of Canada dated June 10, 2016.

An establishment fee consisting of 869,271 common shares, calculated as 3% of the aggregate principal amount of the 2017 Debentures at a deemed price of US$2.0707 per share, was paid to the Investors in connection with the Financing.

The Convertible Debentures mature on July 22, 2022 (the “Maturity Date”) and bear interest at a rate of 7.5% per annum, payable semi-annually in arrears, with 5.0% of such interest payable in cash and the remaining 2.5% payable in common shares of the Corporation, issuable at a price equal to the volume-weighted average trading price of the common shares calculated in US dollars on the exchange or market which has the greatest trading volume in the Corporation’s common shares for the 20 consecutive trading days (the “20-day VWAP”) ending three trading days preceding the date such interest payment is due.

The 2016 Debentures are convertible at the holder’s option, in whole or in part, into common shares of the Corporation at a conversion price (the “2016 Conversion Price”) of US$2.3261 per common share, subject to adjustment. The Corporation may redeem the 2016 Debentures in whole or in part from June 10, 2019 and prior to the Maturity Date at a price equal to the outstanding principal amount plus accrued and unpaid interest up to the redemption date, provided the 20-day VWAP of the common shares for the period ending three trading days preceding the date immediately prior to the date the redemption notice is given exceeds 130% of the 2016 Conversion Price..

The 2017 Debentures are convertible at the holders’ option, in whole or in part, into common shares at a conversion price (the “2017 Conversion Price”) of US$2.6919 per share, subject to adjustment. The Corporation may redeem the 2017 Debentures, in whole or in part, from July 21, 2020 and prior to the Maturity Date at a price equal to the outstanding principal amount plus accrued and unpaid interest up to the redemption date, provided the 20-day VWAP of the common shares for the period ending three trading days preceding the date immediately prior to the date the redemption notice is given exceeds 130% of the 2017 Conversion Price.

Upon completion, of a change of control (which includes in the case of the Investors’ right to require the Corporation to redeem the Convertible Debentures, a change in the Chief Executive Officer of the Corporation), the Investors of the Convertible Debentures may require the Corporation to redeem, or the Corporation has the right to redeem, any outstanding Convertible Debentures in cash at: (i) on or prior to July 21, 2020 for the 2017 Debenture and on or prior to June 10, 2019 for the 2016 Debenture, 130% of the principal amount; and (ii) at any time thereafter, 115% of the principal amount, in each case plus accrued but unpaid interest, if any. In addition, upon the public announcement of a change of control that is supported by the Board, the Corporation may require the Investors of the Convertible Debentures to convert the Convertible Debentures into common shares of the Corporation at the 2017 Conversion Price or 2016 Conversion Price, as applicable, provided the consideration payable upon the change of control exceeds the 2017 Conversion Price or 2016 Conversion Price, respectively, and is either payable in cash or is payable in property or securities which the holders of the 2017 Debentures or 2016 Debentures, as applicable, in their sole discretion, wish to receive.

A “change of control” of the Corporation is defined as: (i) the acquisition by any transaction, directly or indirectly, by a person or group of persons acting jointly or in concert of voting control or direction over 50% or more of the Corporation’s outstanding common shares; (ii) the amalgamation, consolidation or merger of the Corporation with or into another entity as a result of which the holders of the common shares immediately prior to such transaction, directly or indirectly, hold less than 50% of voting control or direction over the entity carrying on the business of the Corporation following such transaction; (iii) the sale, assignment, transfer or other disposition of all or substantially all of the property or assets of the Corporation to another entity in which the holders of the common shares immediately prior to such transaction, directly or indirectly, hold less than 50% of voting control or direction following such transaction; or (iv) the removal by resolution of the shareholders of the Corporation, of more than 51% of the then incumbent directors of the Corporation which removal has not been recommended in the Corporation’s management information circular, or the failure to elect to the Board a majority of the directors proposed for election by management in the Corporation’s management information circular.

In consideration for the increased investment in the Corporation pursuant to the Financing, the Corporation and the Investors entered into an investor rights agreement (the “Investor Rights Agreement”) dated July 21, 2017 which provides for the following and replaced those similar provisions contained in the 2016 Debentures. The Investor Rights Agreement provides that:

(a)

for so long as the Investors hold at least 10% of the common shares (on a partially diluted basis), the Investors agreed: (i) not to tender or agree to tender (or convert) the Convertible Debentures or any common shares then held to an unsolicited takeover bid that constitutes a change of control, (ii) to exercise the votes attached to all common shares then held in respect of any change of control transaction, and deposit or tender such common shares, in accordance with the recommendation of the Board, (iii) to abstain or withhold votes in respect of any common shares they hold in respect of the election of individuals to the Board who are not nominees of management, and (iv) in respect of non-change of control matters, not to exercise the votes attached to any common shares they hold contrary to the recommendation of the Board;

(b)

for so long as the Investors hold at least 10% of the common shares (on a partially diluted basis), the Investors agreed to a standstill whereby they will, among other things, not acquire any securities of the Corporation or solicit proxies or otherwise attempt to influence the conduct of security holders of the Corporation;

(c)

for so long as the Investors hold at least 10% of the common shares (on a partially diluted basis), the Investors are subject to restrictions on disposition applicable to any common shares they hold, consisting of giving prior notice to the Corporation of any proposed disposition (within a 30 day period) of more than 0.5% of the number of common shares then outstanding and either: (i) disposing of such common shares to specific willing investors identified by the Corporation within a seven-day period; or (ii) thereafter, disposing of such common shares either through a broad distribution on the public markets or in a private transaction or block trade to anyone other than specific investors identified by the Corporation within the seven-day period; and

(d)	for so long as the Investors hold at least 15% of the common shares (on a partially diluted basis), CEF Holdings Limited has the right to nominate one director to the Board.

Each of the foregoing covenants other than (d) shall terminate upon a completion of a Fundamental Change. A Fundamental Change means the occurrence of any of the transactions involved or items (i), (ii) or (iii) of the definition of Change of Control set out above and a change in the Corporation’s Chief Executive Officer.

Corporate

On September 18, 2017, the Corporation issued 111,110 common shares for the acquisition of the remaining 40% interest in the Dufferin Lake property. The Dufferin Lake property comprises five contiguous mineral dispositions covering an area of 10,910 hectares and is located approximately 360 kilometres northwest of La Ronge, Saskatchewan.

Year Ended December 31, 2018

Project Development

On November 5, 2018, the Corporation announced, concurrent with the Pre-Feasibility Study, the following updated mineral resource estimate on the Rook I Project having an effective date of May 25, 2018:

Structure	Tonnage (tonnes)	Grade (U308%)	Metal (U308 lbs)
Indicated Mineral Resources
A2 High Grade	459,000	17.88	181,000,000
A2 Low Grade	1,244,000	0.79	21,700,000
A3 High Grade	175,000	9.94	38,400,000
A3 Low Grade	1,005,000	0.70	15,500,000
Indicated Total	2,883,000	4.04	256,600,000
Inferred Mineral Resources
A1	1,510,000	0.72	23,900,000
A2 High Grade	5,000	12.78	1,400,000
A2 Low Grade	1,293,000	0.70	19,900,000
A3 High Grade	1,000	8.11	200,000
A3 Low Grade	1,233,000	1.10	30,000,000
A4	801,000	0.92	16,300,000
Inferred Total	4,844,000	0.86	91,700,000

Notes:

1.	The estimate effective date is May 25, 2018. The Qualified Person for the estimate is Mr. Mark Mathisen, CPG, an RPA employee.
2.	Mineral Resources are reported inclusive of Mineral Reserves. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.
3.

Mineral Resources are reported at a cut-off grade of 0.25% U3O8. The cut-off grade includes considerations of metal price, process plant recovery, and mining, processing and general and administrative costs.

4.	Mineral Resources are estimated using a long-term uranium price of US$50 per lb U3O8 and a minimum mining width of 1 m. Tonnes are based on bulk density weighting
5.	Totals may not sum due to rounding.

On November 5, 2018, the Corporation announced the following maiden Probable Mineral Reserves on the Rook I Project having an effective date of May 25, 2018. The Probable Mineral Reserves include diluting materials and allowances for losses which may occur when material is mined:

Probable Mineral Reserves
Structure	Tonnage (Tonnes)	Grade (U3O8%)	Metal U3O8 (U3O8 lb)
A2	2,057,600	4.13%	187,400,000
A3	1,375,500	1.54%	46,700,000

Total	3,433,100	3.09%	234,100,000

Notes:

1.	The estimate effective date is May 25, 2018. The Qualified Persons for the estimate are Mr. Jason Cox, P.Eng., and Mr. David Robson, M.B.A., P.Eng., employees of RPA.
2.	Mineral Reserves include transverse and longitudinal stopes, development, and incremental ore.
3.

Stopes and ore development were estimated at a cut-off grade of 0.25% U3O8. Incremental ore is material between 0.03% U3O8 and 0.25% U3O8 that must be extracted to access mining areas. A grade of 0.03% U3O8 is the regulatory limit for what is considered benign waste and material that must be treated and stockpiled in an engineered facility.

4.

Mineral Reserves are estimated using a long-term metal price of US$45/lb U3O8, and a 0.75 US$/C$ exchange rate. A minimum mining width of 3.0 m was applied for all longhole stopes. The density varies according to the U3O8 grade in the block model. Waste density is 2.464 t/m3.

5.	Totals may not sum due to rounding.

On November 5, 2018, the Corporation announced the results of the Pre-Feasibility Study in respect of the Arrow deposit which was based on the updated mineral resource estimate set forth above.

Summary of Arrow Deposit Pre-Feasibility Study vs Preliminary Economic Assessment (PEA) (based on US $50/lb U3O8)

	PEA (July 31, 2017)	PFS (November 5, 2018)	Variance

After-Tax Net Present Value (8% discount)	CAD $3.49 Billion	CAD $3.7 Billion	+6%

After-Tax Internal Rate of Return (IRR)	56.7%	56.8%	-

After-Tax Payback	1.1 Years	1.2 Years	+9%

Initial Capital Costs (“CAPEX”)	CAD $1.19 Billion	CAD $1.25 Billion	+5%

Average Annual Production (Life of Mine)	18.5 M lbs U3O8	25.4 M lbs U3O8	+37%

Average Annual Production (Years 1-5)	27.6 M lbs U3O8	29.0 M lbs U3O8	+5%

Average Daily Throughput	1,448 tonnes per day	1,039 tonnes per day	-28%

Average Annual Grade	1.73% U3O8	3.09% U3O8	+79%

Mine Life	15 Years	9 Years	-6 years

Average Annual After-Tax Net Cash Flow (Life of Mine)	CAD $553 Million	CAD $909 Million	+64%

Average Annual Operating Cost (“OPEX”, Life of Mine)	CAD $8.37 (US $6.70)/lb U3O8	CAD $ 5.81 (US $4.36)/lb U3O8	-31%

Operating Margins (Life of Mine)	85.5%	90.6%	+6%

Note: PEA based on CAD $1.00 = US $0.80, PFS based on CAD $1.00 = US $0.75

Year Ended December 31, 2019

Permitting, Regulatory and Engagement

On April 29, 2019, the Project Description (Technical Proposal) was accepted by the Canadian Nuclear Safety Commission (“CNSC”) and the Saskatchewan Ministry of Environment (“MOE”). The acceptance marked the commencement of an Environmental Assessment (“EA”) on the Rook I Project (the “Project”) in accordance with the requirements of both The Environmental Assessment Act (Province of Saskatchewan) and the Canadian Environmental Assessment Act, 2012 “CEAA 2012” (Government of Canada). The EA is being conducted through a coordinated process between the MOE and the CNSC, which is the Federal life-cycle regulator for all uranium mine and mill projects in Canada.

The Corporation also filed an Initial Licence Application with the CNSC under the Nuclear Safety and Control Act in order to obtain a Licence to Prepare Site and Construction for the Project.

On December 5, 2019, the Corporation announced it reached a new milestone in its EA process by successfully entering into Study Agreements with four local communities with the Project area.

The communities are all within proximity to the Project, which is currently in the process of Feasibility and EA under CEAA 2012. The communities are:

-	Clearwater River Dene Nation,
-	Métis Nation Saskatchewan (MN-S) including as on behalf of the Locals of MN-S Region II,
-	Birch Narrows Dene Nation, and
-	Buffalo River Dene Nation.

The Study Agreements enable the Corporation to formally engage with the communities to identify potential impacts to Aboriginal and treaty rights and socio-economic interests and identify potential avoidance and accommodation measures in relation to the Project whilst acknowledging the duty to consult remains with the Crown.

The Corporation and the communities have committed to establish respective joint working groups to support the inclusion of each community’s traditional knowledge throughout the EA process and incorporating the Traditional Land Use and Dietary studies that are designed, scoped and completed by each of the respective communities. The Corporation will provide funding for all aspects of the above including the joint working groups to lead, review and independently confirm all studies for inclusion into the EA.

Further, the Study Agreements commit the parties to negotiate Impact Benefit Agreements in good faith and as early in the regulatory process as possible to allow the Parties greater certainty, including certainty that current and future potential concerns between the Parties can be addressed through the processes set out in the Impact Benefit Agreement.

Project Development

In the first six months of 2019, NexGen commenced the engineering phase of the Feasibility Study (“FS”) on the Project. The FS is advancing and validating the previous stage engineering, supports the EA submission and Licensing application activities, produces a Class 3 (AACE) capital and operating cost estimate that will be summarized in a technical report under NI 43-101.

Corporate

On December 9, 2019, NexGen participated in a non-brokered financing with IsoEnergy purchasing 7,371,858 units of IsoEnergy (“Units”) at a price of $0.40 per Unit. Each Unit was comprised of one common share of IsoEnergy and one-half of one common share purchase warrant, with each whole common share purchase warrant entitling NexGen to acquire one common share of IsoEnergy at a price of $0.60 per common share for a period of 24 months following the date of issuance.

Pursuant to a transfer agreement (the “Transfer Agreement”) between IsoEnergy and NexGen, NexGen transferred to IsoEnergy on June 17, 2016 all of its interest in the Radio Project (by way of an assignment of the Radio option agreement), the Thorburn Lake Project and each of the Madison, 2Z and Carlson Creek properties, all early stage exploration properties located in the Athabasca Basin, Saskatchewan (collectively, the “Acquired Properties”) on a tax deferred basis. As consideration for the Acquired Properties, IsoEnergy issued 29 million common shares to NexGen at a price of $1.00 per common share. Pursuant to the Transfer Agreement, each of IsoEnergy and NexGen agreed to elect that, for tax purposes, the transfer price of the Acquired Properties be equal to the book value thereof.

The common shares of IsoEnergy trade on the TSXV and, as of the date hereof, NexGen holds 43,844,380 common shares of IsoEnergy (representing approximately 52.03% of the outstanding common shares of IsoEnergy.

Exploration

Winter 2019 Drilling

The winter 2019 drill program using ten (10) drill rigs commenced on January 5, 2019 and was a continuation of the December 2018 drilling program with Objectives I, II and III below:

●

Objective I – Convert High Grade Indicated Mineral Resources to Measured Mineral Resources: Drilling at a spacing sufficient to support the conversion of the currently defined high-grade (HG) Indicated Resource to Measured Resource. Measured Mineral Resources represent the highest level of mineral resource confidence, adding Measured Mineral Resources to Arrow will further increase assurance in future technical and economic study for which the Arrow Mineral Resource forms the basis.

●

Objective II – Mine Development Rock Mass Characterization: Geotechnical and hydrogeological characterization in support of validating the rock-mass within areas of the Arrow Deposit with proposed mine development.

●

Objective III – Underground Tailings Management Facility (UGTMF) Rock Mass Rating Characterization: Geotechnical and hydrogeological characterization and radiological sterilization of the rock-mass around proposed area for UGTMF development.

The winter 2019 drill program completed 125 drill holes totaling 54,057.9 metres for an overall drill program total of 57,282.4 metres in 131 drill holes inclusive of December 2018 drilling. All winter 2019 drill holes for resource conversion were collared at a steep inclination, then shallowed out before intersecting the target by utilizing the latest in directional drilling technology. All resource conversion drill holes intersected strong uranium mineralization and further demonstrate high-grade continuity of the Arrow Deposit at the highest confidence measured drill hole spacing.

Outside of the Arrow Deposit, four holes were completed within the UGTMF area and positively indicate the area contains suitable rock-mass and hydraulic conductivity to facilitate underground development. One hole was drilled to the Athabasca Unconformity above the proposed UGTMF for the purpose of hydrogeological characterization.

In addition to geotechnical and hydrogeological characterization, seven of the winter 2019 drill holes – four at the UGTMF area and three within the Arrow Deposit – had vibrating water piezometers (VWP) installed to facilitate ongoing monitoring of groundwater pressure changes.

Fall 2019 Drilling

In addition to the UGTMF holes completed during the winter 2019 drill program, a five hole drill program totaling 3,107.7 metres was completed in December 2019 and was successful in further characterizing the rock-mass in and around the proposed UGTMF area beyond the Feasibility Study level. Four of the additional drill holes received VWP installs and one received a Westbay multilevel groundwater monitoring system installation.

A maiden, helicopter supported, exploration drill program was completed on the SW1 property in November 2019. Two drill rigs were utilized during the program for a total of 2,478.0 metres in four completed drill holes. Drilling identified hydrothermal alteration and brittle structural disruption consistent with those recognized in a uranium bearing system. The prospective intersections from the drilling program add value in furthering targeting efforts towards potential discovery on the SW1 property.

DESCRIPTION OF THE BUSINESS

General

The principal business activity of the Corporation has been, and continues to be, the development of the Rook I Project and the exploration of its portfolio of uranium properties, located in the south western section of the Athabasca Basin of Saskatchewan, Canada.

Principal Products

The Corporation is in the mineral exploration and development business, does not have any marketable products at this time and is not distributing any products at this time. In addition, the Corporation does not know when or if certain of its properties will reach the development stage and if so, what the estimated costs would be to reach commercial production.

Competitive Conditions

The mineral exploration and development business is a competitive business. The Corporation competes with numerous other companies and individuals who may have greater financial resources in the search for and the acquisition of personnel, contractors, funding and attractive mineral properties. As a result of this competition, the Corporation may be unable to obtain additional capital or other types of financing on acceptable terms or at all, acquire properties of interest or retain qualified personnel and/or contractors. See “Risk Factors – Competition”.

Environmental Protection

The Corporation’s exploration and development activities are subject to various levels of federal and provincial laws and regulations relating to the protection of the environment. Due to the stage of the Corporation’s activities, environmental protection requirements have had a minimal impact on the Corporation’s capital expenditures and competitive position. If needed, the Corporation will make and will continue to make expenditures to ensure compliance with applicable laws and regulations. New environmental laws and regulations, amendments to existing laws and regulations, or more stringent implementations of existing laws and regulations could have a material adverse effect on the Corporation by potentially increasing capital and/or operating costs. See “Risk Factors – Environmental and Other Regulatory Requirements”.

Employees

As at December 31, 2019, the Corporation had 42 employees. The operations of the Corporation are managed by its directors and officers. NexGen engages consultants from time to time in the areas of mineral exploration, geology and business negotiations and management. See “Risk Factors – Reliance upon Key Management and Other Personnel”.

Specialized Skill and Knowledge

The Corporation’s business requires specialized skill and knowledge in the areas of geology, mineral exploration and development, business negotiations, accounting and management. To date, the Corporation has been able to locate and retain such employees and consultants and believes it will continue to be able to do so. See “Risk Factors – Reliance upon Key Management and Other Personnel” below.

Foreign Operations

The Corporation is incorporated pursuant to the laws of British Columbia and is a reporting issuer in each of the provinces of Canada, except Quebec. The Corporation’s principal assets are located in the Province of Saskatchewan. The Corporation is not dependent on any foreign operations.

DETAILS OF THE ROOK I PROJECT

NexGen filed a technical report on the Arrow Deposit, Rook I Project entitled “Technical Report on the Pre-Feasibility Study of the Arrow Deposit, Rook I Property, Saskatchewan, Canada” dated effective November 5, 2018 (the “Rook I PFS Technical Report”) and was prepared by Mr. Paul O’Hara, P.Eng. of Wood., Mr. Jason J. Cox, P.Eng. of RPA, Mr. David M. Robson, P.Eng., M.B.A of RPA, and Mr. Mark B. Mathisen, C.P.G. of RPA, each of whom is a “qualified person” for the purposes of NI 43-101 for the content of the Rook I PFS Technical Report that they are responsible for preparing. The Rook I PFS Technical Report supports the disclosure made by the Company in its November 5, 2018 news release announcing the results of the maiden pre-feasibility study (the “Pre-Feasibility Study”) for the Arrow Deposit located on the Corporation’s 100% owned, Rook I Project.

Project Description, Location and Access

The Rook I Project is located in northern Saskatchewan, approximately 40 kilometres (km) east of the Saskatchewan – Alberta border, approximately 150 km north of the town of La Loche and 640 km northwest of the City of Saskatoon. The Rook I Project covers parts of National Topographic System map sheets 74F/07, 74F/10 and 74F/11.

Rook I Project is best accessed by all-weather gravel Highway 955, which travels north-south approximately eight (8) kilometres west of the Arrow deposit and which is maintained year-round. From Highway 955 a 13 kilometer long all-weather road provides access to the Rook I Project.

The Rook I Project consists of 32 contiguous mineral dispositions (claims) totaling 35,065 hectares. The Arrow deposit is situated on claim S-113927. The mineral dispositions that make up the Rook I Project are in good standing until at least May 13, 2036. In order to keep the dispositions in good standing, the claim holder must undertake prescribed minimum exploration work on a yearly basis. The current requirement for the Rook I dispositions is $25 per hectare per year.

NexGen acquired the Rook I Project in December 2012 and has a 100% interest in the claims subject only to: (i) a 2% net smelter return royalty (“NSR”); and (ii) a 10% production carried interest, in each case, only on claims S-113928 through S113933. The NSR may be reduced to 1% upon payment of $1 million. The 10% production carried interest provides for the owner to be carried to the date of commercial production. There are no other underlying interests, payments, back-in rights or other agreements on the Rook I Project, other than those on claims S-113928 to S-113933 (formerly claim S-108095).

In order to carry out exploration on the ground, the following permits are required: (i) a surface exploration permit; (ii) a forest product permit; and (iii) an aquatic habitat protection permit. Drill programs also require a term water rights permit from the Saskatchewan Watershed Authority and notice must be given to Saskatchewan Environment, the Heritage Resource Branch and the Water Security Agency. NexGen has all required permits to conduct its proposed exploration program, however additional permits will be required for development.

Other than what is included in the Rook I PFS Technical Report, the authors of the Rook I PFS Technical Report are not aware of any other significant factors or risks which might affect access, title, or the right or ability to perform work on the Rook I Project including environmental liabilities.

History

Pursuant to an agreement to purchase mineral claims dated June 20, 2005 (as amended) Titan Uranium Inc. (“Titan”) purchased disposition S-108095 (now S-113928 through S-113933) from 455702 B.C. Ltd. and 643990 B.C. Ltd. The remainder of the claims comprising the Rook I Project were subsequently ground staked by Titan in 2007 and 2008. In 2012, pursuant to a mineral property acquisition agreement between Titan and Mega Uranium Ltd. (“Mega”), Titan sold the Rook I Project to Mega. NexGen acquired the Rook I Project from Mega pursuant to an asset purchase agreement dated November 14, 2012.

Recorded exploration in and around the dispositions comprising the Rook I Project commenced in 1968. From 1968 to 1970, each of Bow Valley Corporation Ltd., Wainoco Oil and Chemicals Ltd. and Canada Southern Petroleum and Gas Ltd. flew airborne magnetic and radiometric surveys and carried out prospecting and geochemical sampling. They found little to warrant continued work and relinquished their permits in the early 1970’s. The next recorded work was by Uranerz Exploration and Mining Ltd. which completed geological mapping, prospecting, lake sediment sampling and a helicopter borne radiometric survey in 1974 but found nothing to warrant further work.

From 1976 to 1982, Canadian Occidental Petroleum Ltd. (“Canoxy”), Houston Oil and Gas Ltd., Hudson Bay Exploration and Development Company Ltd. (“HBED”), Kerr Addison Mines Ltd. (“Kerr”) and Saskatchewan Mining and Development Corp. (“SMDC”, now Cameco) completed airborne INPUT EM surveys which detected numerous conductors, many of which were subject to ground surveys prior to drilling. Airborne magnetic-radiometric surveys were also done and followed up by prospecting, geological mapping, lake sediment surveys and some soil and rock geochemical sampling. Few anomalies were found other than those located by the airborne and ground EM surveys.

Also, from 1980 to 1982, SMDC drilled 13 holes, on what is now S-113933. PAT-04 intersected weak uranium mineralization (171 parts per million of uranium (ppm U) over 1 metre) in highly altered basement rocks just below the unconformity at 97 metres. Drill hole PAT-13 intersected 64 ppm U308 over a nine (9) metre interval just below the unconformity from 110 metres to 119 metres. The mineralization and alteration were reported to be similar to that seen at unconformity associated uranium deposits in the Athabasca Basin.

To the east, Kerr drilled 24 holes from 1977 to 1979. No significant alteration or mineralization was intersected. HBED drilled two holes in 1982 on claims which cover part of what is now S-113920. The holes hit graphitic gneisses but no radioactivity. Canoxy reported drilling 41 holes from 1978 to 1980 but only 20 of these are on current dispositions comprising the Rook I Project. Drilling did not intersect any uranium mineralization but did intersect thick glacial till deposits, basement regolith and geological structures.

In 1982, exploration waned in the western part of the Athabasca Basin and companies allowed their claims to lapse as they came due. There is little work recorded in the assessment files from 1982 to 2006.

In 2006, Titan carried out airborne Mega TEM and EM VTEM airborne surveys, which detected and/or confirmed numerous strong EM anomalies. A ground MaxMin II horizontal loop EM survey in 2008 confirmed the presence of many of the airborne anomalies.

In 2012 Mega completed a ground gravity survey over parts of claims S-113921 through S-113933, which identified a number of anomalies. At the same time Mega undertook a soil geochemical survey and prospecting program. No soil geochemical anomalies or radioactive boulders were identified.

Geological Setting, Mineralization and Deposit Types

Regional Geological Setting

The Rook I Project is located along the southwestern rim of the Athabasca Basin, a large Paleoproterozoic-aged, flat-lying, intracontinental, fluvial, redbed sedimentary basin which covers much of northern Saskatchewan and part of northern Alberta. It consists principally of unmetamorphosed sandstones with local conglomerate beds that are collectively known as the Athabasca Group.

The base of the Athabasca Group is marked by an unconformity with the underlying crystalline basement rocks of the Archean to Paleoproterozoic-aged Hearne and Rae provinces to the east and west, respectively, and the Proterozoic Talston Magmatic Zone (“TMZ”) to the west. The basement immediately below the unconformity typically has a paleoweathered profile ranging from a few centimetres to up to 220 m thick where fluid migration was aided by fault zones. Paleoweathered profiles usually consist of a thin bleached zone at the unconformity which grades into a hematite altered zone and then a chlorite altered zone before alteration features dissipate.

The southwest part of the Athabasca Group is overlain by flat lying Phanerozoic rocks of the Western Canada Sedimentary Basin comprised of mudstones, siltstones and sandstones.

Local and Property Geology

The oldest rocks in the area of the Property occur in the TMZ. Within the area of the Rook I Project, the TMZ consists chiefly of granitic, granodioritic, tonalitic, dioritic, and locally gabbroic gneisses. There are also local bodies of graphitic and chloritic semipelitic to pelitic gneisses that typically occur as discontinuous, elongate, north-northeast trending lenses and schlieren ranging from less than one kilometre to greater than 10 km in length. These paragneiss bodies are the chief host rock of uranium mineralization in basement settings in the area including the Arrow deposit.

The Rook I Project straddles the Athabasca Group basal unconformity. Overlying the basement rocks in the area are the flat lying sandstones of the Athabasca Group. Where intersected in drilling, the Athabasca Group rocks are likely part of the Smart and Manitou Falls formations. These formations are both characterized by uniform quartz arenite beds and rare pebble conglomerate beds.

Phanerozoic rocks of the Cretaceous Manville Group and Devonian La Loche Formation overlie the Athabasca Group and basement rocks on portions of the western side of the Property and above the Arrow deposit. The Manville Group is characterized by non-marine to marine shales and sandstones. A coal bed marker horizon at the bottom of the Manville Group is often observed in drill core. The La Loche Formation consists of arenitic to arkosic sandstones and conglomerates.

The Rook I Project and surrounding area are covered by Pleistocene glacial deposits composed of sand, Athabasca Group sandstone boulders, and rare basement and Manville Group boulders. Glacial geomorphological topographic features are common and include northeast to east-northeast trending drumlins, outwashes, hummocky terrain, and kettle lakes.

Mineralization

Mineralization is known to occur at seven locations on the Rook I Project: the Arrow deposit, the Harpoon occurrence, the Bow occurrence, the Cannon occurrence, the Camp East occurrence, the Area A occurrence and the South Arrow occurrence, the most significant of which is the Arrow deposit. All uranium mineralization discovered on the Rook I Project to date is hosted exclusively in basement lithologies below the unconformity.

Arrow Deposit

Two (2) key but contrasting types of uranium mineralization occur at Arrow; open space fillings and chemical replacement styles. Open-space fillings include massive uraninite bodies interpreted to be uranium veins, and breccia bodies where the matrix is comprised nearly exclusively of massive uraninite. Chemical replacement type mineralization includes disseminated, worm-rock and near complete to complete replacement styles.

Uranium mineralization at Arrow is closely associated with narrow, strongly graphitic pelitic and graphitic semipelitic gneiss lithologies thought to represent discrete shear zones. High grade uranium zones often occur immediately adjacent to heavily sheared and strongly graphitic zones, but never within them. The main foliation present in the Arrow area trends towards the northeast and dips sub-vertically to vertically. Currently, mineralization occurs within four discrete, parallel shear panels referred to as the A1 though A5 shears.

Harpoon Occurrence

The Harpoon occurrence is located 4.7 km northeast of the Arrow deposit. The Harpoon occurrence is currently exclusively basement hosted and occurs within a chloritic and graphitic shear zone that is heavily clay altered. Basement lithologies observed in the area of mineralization include both orthogneiss and paragneiss of varying composition.

Mineralization at the Harpoon occurrence is foliation-parallel. It strikes towards the northeast at approximately 035° to 045° and dips towards the southeast at approximately 60° to 70°. The mineralized footprint at Harpoon has been traced over a strike length of 340 m on the Rook I Project.

Bow Occurrence

The Bow occurrence is located 3.7 km northeast of the Arrow deposit. The uranium values occurred at or just below the unconformity in fractured, slickensided, and sometimes brecciated sandstone and basement quartz-feldspar-biotite +/- graphite paragneisses with compositions ranging from psammitic to pelitic. Quartzite was also noted in several holes. Basement rocks are described as strongly bleached and clay altered.

Cannon Occurrence

The Cannon occurrence is located 1.3 km northeast of the Arrow deposit. Three of eleven holes drilled in the area encountered low-grade uranium mineralization over narrow intervals in basement lithologies. The best hole, CN-16-06, intersected 0.06% U308 over 1.0 m beginning 256.0 m down hole. Basement lithologies present at the Cannon occurrence area largely consist of semi-pelitic gneiss, pelitic gneiss, quartzite and orthogneiss, with relatively narrow intervals of chloritic and graphitic mylonite, the latter of which host the low-grade uranium mineralization discovered to date.

Strong hydrothermal alteration, which typically includes illite-sudoite-hematite mineral assemblages, was commonly intersected in the basement in the area of the Cannon occurrence. The alteration zones remain open in all directions, and at the unconformity.

Camp East Occurrence

The Camp East occurrence is located approximately 2.3 km south-southwest of the Arrow deposit. Two of the six holes drilled intersected weakly anomalous radioactivity over narrow core lengths of one metre or less in basement lithologies which in the area include semi-pelitic to pelitic gneiss and orthogneiss. Chloritic and locally graphitic shear zones with widths ranging from one to tens of metres were intersected in each hole. The relationship between geological structures and anomalous radioactivity at Camp East has not yet been determined.

In addition, both drill holes that intersected anomalous radioactivity also intersected very strong hydrothermal alteration over extensive core lengths intermittently over hundreds of metres. Two distinctive alteration styles are generally present in the area including (1) near complete to complete silica replacement with accessory clay and hematite and (2) moderate to intense white clay and dravite alteration where near complete to complete clay replacement is observed over core lengths up to 12 m.

Area A Occurrence

In 2013, drill hole RK-13-05 intersected 330 ppm U308 over 4.0 m approximately 3.5 km southwest from where the Arrow deposit would later be discovered. In this Area A, visible pitchblende was identified within a strongly hematite altered breccia. The mineralization occurs within a 29 m wide shear zone marked by faults, fractures, a variety of veins, and breccias. The host rocks are garnetiferous quartz-plagioclase-biotite gneiss with minor graphite.

South Arrow Occurrence

The South Arrow Discovery is located 400 m southwest of the Arrow deposit.

The South Arrow Discovery consists of uranium mineralization within five narrow veins varying from one metre to 10 m thick with a strike length of 290 m and vertical extent of 185 m starting at 110 m below surface. Mineralization strikes towards the northeast at approximately 045° and dips towards the southeast between 70° and 83°. Uranium mineralization at South Arrow is exclusively basement-hosted, and lithologies observed in the area include both orthogneiss and paragneiss of varying composition. The mineralization consists of en-echelon uranium veins that occur within or proximal to chloritic and graphitic shears with associated clay alteration. Uraninite mineralization occurs as semi-massive veining, worm-rock styles, chemical solution fronts, replacement bodies, and as fracture coatings.

Deposit Types

The Arrow deposit and other exploration targets at the Rook I Project belong to unconformity-associated classes of uranium occurrences. This type of mineralization is spatially associated with unconformities that separate Paleo- to Mesoproterozoic conglomeratic sandstone basins and metamorphosed basement rocks.

Unconformity-associated uranium deposits where mineralization is basement hosted, the alteration is typically confined to structures in the basement. Chlorite, hematite, dravite, sudoite, illite, kaolinite, and dickite are often, but not always, key alteration phases associated with mineralization. Silicification and desilicification of sandstones is also empirically associated with mineralization at many deposits, especially those located at the unconformity and in the sandstone.

Exploration

After acquiring the Rook I Project in December 2012, NexGen carried out exploration consisting of ground gravity surveys, ground DCIP surveys, an airborne magnetic-radiometric VLF survey, an airborne VTEM survey, an airborne ZTEM survey, an airborne gravity survey and a radon-in-water geochemical survey, and a ground radiometric and boulder prospecting program.

Ground Geophysical Surveys

The ground gravity survey was completed over the western half of the Rook I Project. The gravity survey was completed on NexGen’s behalf by Discovery Geophysics International Inc. and MWH Geo-Surveys Ltd. from the fall of 2013 to the winter of 2015 and resulted in 12,867 gravity measurements. The readings have a spacing of 50 metres along lines 200 metres apart and were located by differential GPS. Features identified from the gravity survey results are interpreted to be larger regional trends upon which smaller, more localized features occur. These smaller features, showing both relatively high and low gravity responses, can be the result of hydrothermal alteration in both sandstones and basement rocks.

A ground DC Resistivity survey was completed on NexGen’s behalf by Discovery Geophysics International Inc. in 2013 over a small area on the western most portion of the Rook I Project area. The survey was completed on 200 metre spaced grid lines, using a pole-dipole array with stations spaced at 50 metres along lines. The estimated depth of penetration was approximately 225 metres. This resistivity survey identified several prospective basement hosted EM anomalies and identified a near surface, flat lying conductive horizon interpreted to be carbonaceous Manville group rocks overlying the basement.

In 2016, NexGen completed two high resolution 3D DCIP surveys over the Arrow deposit and immediate surrounding area. This survey was completed by Dias Geophysical Ltd. using the proprietary DIAS32 system. A total receiver area of 2.07 km2 of 3D resistivity and chargeability data were acquired in a 1.44 km by 1.44 km grid. The survey showed a resistivity anomaly highly coincident with and immediately flanking the Arrow deposit. The survey also identified an un-drilled additional anomaly coincident with an Arrow parallel deformation zone.

Airborne Geophysical Surveys

In 2013, Goldak Airborne Surveys was contracted by NexGen to fly a high resolution magnetic gradiometer – radiometric – VLF EM survey over the entire Rook I Project area. The survey included 3,491 line-km flown on lines spaced 200 metres apart. VLF data acquired as part of the survey has confirmed the widespread presence of basement structures on the Rook I Project. Magnetic data acquired suggest highly variable geology and a complex geological history. Radiometric data acquired shows a number of surficial radiometric anomalies.

In 2014, Aeroquest Airborne (Geotech) was contracted by NexGen to fly a VTEM survey over a portion of the Rook I Project. The survey was completed with 793 line-km spaced 100 m apart. Magnetic data was collected concurrently with EM data. The results showed a number of northeast trending EM conductors, most of which remain untested by drilling. Additionally, the acquired EM data allowed for more precise interpretation of the conductors that host the Arrow deposit as this survey was both higher powered, and flown at closer line spacing than any previous airborne EM survey completed in the area by past operators.

In 2016, Geotech was contracted by NexGen to carry out a ZTEM survey over a portion of the Rook I Project. The survey was flown parallel to the Patterson conductive corridor and included 584 line-km on lines spaced 100 m apart. Due to the position of the area of interest along the corridor, a non-standard flight orientation parallel to the primary geological strike was chosen. The results showed that a broad corridor of low resistivity traverses the property from southwest to northeast. The Arrow deposit occurs within this corridor.

Also, in 2016, CGG Canada Services Ltd. was contracted to acquire HeliFalcon gravity data along the Patterson conductive trend. The survey included 255 line-km on lines spaced 200 m apart and oriented in a northeast-southwest direction. Like the ground gravity survey, features identified from the survey results are interpreted to be larger regional trends upon which smaller, more localized features occur. These smaller features, showing both relatively high and low gravity responses, can be the result of hydrothermal alteration in both sandstones and basement rocks.

Ground Radiometric/Boulder Prospecting

In 2014, NexGen carried out a ground radiometric and boulder prospecting program. Radioactivity was measured at 698 stations, mostly on boulders which were chiefly Athabasca Group sandstones. Only two outcrops were observed. Where boulders were not present, background radioactivity was measured every 50 m along survey lines spaced 200 m apart. Several anomalously radioactive boulders were discovered, however, in each case, spectrometer analyses showed the radioactivity to be sourced from thorium. No samples were assayed.

Radon-In Water

In 2015, RadonEx Exploration Management Ltd. was contracted by NexGen to complete a radon-in-water survey over parts of Patterson, Beet and Naomi lakes. The surveys consisted of the collection of 1,942 near bottom water samples. Radon was measured using electret ionization chamber technology after water samples were collected and stored in glass jars. Samples were spaced 25 metres on lines generally, but not always, spaced 200 metres apart. The results showed multiple areas with anomalous radon gas concentrations.

Drilling

As of the date of this AIF, NexGen and its predecessors have completed 760 holes totaling 383,364.9 m of drilling on the Rook I Project. Since 2013, NexGen has completed 722 of those holes totaling 378,024.9 m.

Fall 2013 Drilling

From August to October of 2013 NexGen completed 3,029 metres of diamond drilling over 13 holes. The contractor was Guardian Drilling Corp. who utilized two rigs, supported by helicopter for most of the drill campaign. All holes tested targets identified by the 2013 ground DC Resistivity survey. Anomalous radioactivity was intersected in RK-13-05 which returned 330 ppm U308 over four metres. Visible pitchblende was identified within a strongly hematite-altered breccia. The mineralization occurs within a 29 m wide shear zone marked by faults, fractures, a variety of veins, and breccias. The host rocks are garnetiferous quartz-plagioclase-biotite gneiss with minor graphite.

Winter 2014 Drilling

From January to March 2014, NexGen completed 7442.2 metres of diamond drilling over 17 drill holes. All drilling was completed by Aggressive Drilling Ltd. (“Aggressive”). The purpose of the drill program was to follow-up previously intersected uranium mineralization in RK-13-05, as well as test a combination of airborne magnetic and EM, and ground gravity geophysical anomalies that were considered as priority targets for uranium mineralization.

Three areas were targeted during the winter 2014 exploration drill season; Area A, Dagger (Area D), and Arrow. Anomalous radioactivity was intersected in drill holes AR-14-01 through AR-14-08 at Arrow. Subsequent assay results confirmed the presence of significant uranium concentrations. These drill holes represent the first discovery of significant mineralization at the Arrow deposit.

Summer 2014 Drilling

A total of 35 diamond drill holes were drilled for 18,885.8 metres on the Rook I Project from May to September 2014 using three diamond drill rigs. All diamond drilling was performed by Aggressive. The drill holes were primarily collared to follow up on uranium mineralization intersected at the Arrow zone in the winter of 2014. In addition, Regional holes tested a combination of magnetic, electromagnetic, and gravity geophysical features at four target areas on Rook I that included Area A, Area B, Area D (Dagger) and Area K.

The program was successful and extensive uranium mineralization was intersected at the Arrow deposit in several holes including AR-14-15 (3.42% U308 over 22.35 m and 1.52% U308 over 32.0 m) and AR-14-30 (10.17% U308 over 20.0 m and 7.54% U308 over 63.5 m). A reinterpretation of the structural setting also resulted in the identification of three main mineralized shear zones, the A1 through A3 shears. Both AR-14-15 and AR-14-30 represent the first holes drilled through what would become known as the high grade domain of the A2 shear.

Winter 2015 Drilling

A total of 54 diamond drill holes were drilled for 21,564.2 metres on the Rook I Project area from January to April 2015 with four drill rigs. All drilling was performed by Aggressive. The drill holes were primarily designed to expand the mineralization at the Arrow deposit. Regional holes continued to test a combination of magnetic, EM, and gravity targets at the Bow and Fury areas. Results are highlighted by AR-15-44b, which intersected 11.55% U308 over 56.5 metres including 20.0 metres at 20.68% U308 and 1.0 metres at 70.0% U308 in the high grade domain of the A2 shear.

A new zone of uranium mineralization was also discovered in the Bow area. Now referred to as the Bow occurrence, the best hole in this area to date has been BO-15-10. This hole intersected 0.20% U308 over 9.5 m. To date, 14 holes have been drilled at Bow.

Summer 2015 Drilling

Between June and October 2015, 33,010 metres of drilling was completed in 61 drill holes. All diamond drilling was performed by Aggressive. For the first time at the Rook I Project, directional core drilling technology was utilized which allows for precise controlled deviation of drill holes and multiple branches drilled from one pilot hole.

The drill holes were primarily designed to follow up on uranium mineralization intersected at the Arrow zone in consecutive seasons since the winter of 2014. All holes at Arrow intersected significant and often intense uranium mineralization. Results are highlighted by AR-15-62 which intersected 6.35% U308 over 124.0 metres including 78.0 metres at 10% U308 and AR-15-49c2 which intersected 12.01% U308 over 50.0 metres including 18.0 metres at 20.55% U308.

Winter and Spring 2016 Drilling

From January to June, 2016, 45,163.0 metres of drilling was completed in 90 drill holes on the Rook I Project. All diamond drilling was performed by Aggressive with up to six diamond drill rigs. Directional core drilling technology continued to be used to delineate and expand the Arrow deposit. During the winter/spring 2016 drill program a maiden Inferred Mineral Resource estimate for the Arrow Deposit was announced.

Drill holes of the winter/spring 2016 program were primarily designed to both in-fill the Arrow deposit in support of an Indicated resource classification in the A2 high grade domain as well materially expand the footprint of mineralization in support of an expanded Inferred Mineral Resource. Before the winter/spring 2016 program, drilling at Arrow was largely completed from northwest to southeast. During this program, and in order to verify the near vertical dip of the mineralization, seven in-fill holes were drilled in a scissor direction from southeast to northwest. Scissor oriented drilling has verified both the near vertical dip of the mineralization and the thicknesses of the Arrow deposit resource domains. Results from the Arrow deposit for the winter/spring 2016 program are highlighted by AR-16-63c2 which intersected 15.20% U308 over 42 m and 12.99% U308 over 46.5 m. In addition, AR-16-76c1 intersected 11.29% U308 over 67.5 m including 9.0 m at 51.35% U308.

Step-out drilling at the Arrow Deposit during the program was successful and two significant new areas of mineralization were discovered. Firstly, high-grade uranium mineralization was identified in the A1 shear for the first time where scissor hole AR-16-84c1 intersected 2.13% U308 over 28.5 m including 3.99% U308 over 11.0 m. Secondly, uranium mineralization was intersected 180 m southwest of the Arrow Deposit where drill hole AR-16-90c3 intersected 8.09% U308 over 13.0 m including 10.33% U308 over 10.0 m. Mineralization in this area occurs in the likely extensions of the Arrow shears.

The highlight of regional drilling during the winter/spring 2016 drilling program was the discovery of the Cannon occurrence. It was tested with eleven drill holes, three of which intersected narrow zones of low grade uranium mineralization. The best hole, CN-16-06 intersected 0.06% U308 over 1.0 m.

Continued regional drilling during the winter/spring 2016 program largely tested the interpreted extensions of the conductor hosting Arrow to the northeast. Firstly, a four-hole fence tested the Arrow conductor 200 m northeast of the Arrow deposit. Although no mineralization was intersected, prospective hydrothermal alteration and geological structures were encountered. A three-hole fence was subsequently drilled 750 m northeast of the Arrow deposit targeting a break in the Arrow conductor. Again, no mineralization was intersected, however, prospective hydrothermal alteration and geological structures were identified. Additionally, one hole was drilled 2.5 km northeast of the Arrow deposit to test another interpreted break in the Arrow conductor. No mineralization was intersected. Two more holes were drilled 650 m southwest of the Arrow deposit to test a subtle gravity anomaly that is coincident with the Arrow conductor. Both holes intersected Arrow-like semi-pelitic gneisses and prospected graphitic shear zones, but no mineralization was intersected.

Summer 2016 Drilling

From June to November, 2016, 51,829.5 m of drilling was completed in 85 drill holes on the Rook I Project. All diamond drilling was performed by Aggressive with seven diamond drill rigs. Directional core drilling technology continued to be used to delineate and expand the Arrow deposit.

Drill holes of the summer 2016 program were primarily designed to both in-fill the Arrow deposit in support of an Indicated resource classification in the A2 high grade domain as well as materially expand the footprint of mineralization in support of an expanded Inferred Mineral Resource. During the program, 35 of the 53 holes drilled at the Arrow deposit were drilled in a scissor orientation from southeast to northwest. Scissor oriented drilling again verified both the near vertical dip of the mineralization and the thicknesses of the Arrow deposit resource domains. Results from the Arrow deposit for the summer 2016 program are highlighted by scissor hole AR-16-98c2 which intersected 7.59% U308 over 73.5 m including 51.40% U308 over 10.0 m. In addition, scissor hole AR-16-91c2 intersected 12.69% U308 over 40.5 m including 25.0 m at 19.97% U308.

During the summer 2016 program, the highlight of regional exploration drilling was the discovery of the Harpoon occurrence with drill hole HP-16-08. The hole intersected 17.0 m of continuous mineralization including 4.5 m of composite off-scale radioactivity (>10,000 to >61,000 cps via handheld RS-120 model scintillometer).

Regional exploration drilling was also conducted at three other target areas during the summer 2016 program. Firstly, a large airborne ZTEM resistivity anomaly 1.1 km southwest of the Arrow deposit was tested with a four-hole fence where encouraging clay alteration and graphitic shear zones were intersected. Secondly, coincident gravity and VTEM anomalies were tested with two holes approximately 3 km southwest of the Arrow deposit. Finally, coincident gravity and VTEM anomalies were tested with six holes approximately 2.3 km south-southwest of the Arrow deposit. In this area, informally referred to as the Camp East area due to the close proximity to the Rook I camp, narrow intersections of weakly anomalous radioactivity were intersected in two drill holes. In addition, all six drill holes intersected extensive sections of hydrothermal alteration.

Winter 2017 Drilling

On January 23, 2017, the Corporation commenced a winter drill program, using seven rigs. The winter drill program was completed on May 2, 2017 with a total of 40,768.5 metres drilled and 64 completed holes.

Highlights of the 2017 winter drill program included the (i) continued confirmation of grade continuity in the A1, A2 and A3 shears with in-fill drilling; (ii) intersection of high-grade uranium mineralization in a step-out hole in the A3 shear akin to the mineralization intersected in the higher grade A2 sub-zone; (iii) intersection of broad zones of uranium mineralization including narrow zones of high grade mineralization in the A1 through A4 shears in widely spaced step-out holes both northeast and southwest of the Arrow deposit; and (iv) discovery of narrow zones of mineralization in the “gap area” southwest of the Arrow deposit.

Summer 2017 Drilling

The Corporation commenced an expanded drill campaign on July 12, 2017 which consisted of 82 infill, expansion, exploration and geotechnical holes totaling 44,780.9 m of diamond drilling, utilizing eight drill rigs. The Corporation made the South Arrow Discovery, approximately 400 m south of Arrow on a separate conductor to that which hosts Arrow. Discovery hole AR-17-151c1 intersected 0.44% U3O8 over 11.50 m including 1.29% over 3.75 marked by narrow massive pitchblende veining.

Winter 2018 Drilling

On January 25, 2018, the Corporation commenced a winter drill program. The winter drill program was completed on April 8, 2018 with a total of 30,207.7 metres drilled and 54 completed holes. The winter drill program consisted of 25,000.7 metres of infill, expansion and exploration drilling at Arrow and South Arrow. In addition, 3,437.0 metres and 1,770.0 metres were completed at Arrow Conductor and Mirror target areas, respectively.

Successful infill drilling in the A3 high-grade domains was able to convert Inferred to Indicated mineral resources. Highlights from A3 infill drilling includes: 17.5 m at 1.10% U3O8 (638.0 to 655.5 m) including, 4.0 m at 2.57%U3O8 (642.5 to 646.5 m) in AR-18-197c3 and 11.5 m at 1.0% U3O8 (512.0 to 523.5 m) and 5.0 m at 3.35% U3O8 (532.0 to 537.0 m) in AR-18-202c1.

Expansion drilling to the northeast of the Arrow Deposit – testing 50 m along strike from known mineralization at varying elevations – intersected significant mineralization in the A1 and A2 shears. Expansion drilling at South Arrow intersected mineralization 175 m southwest of the main zone. The South Arrow target area remains prospective for future exploration and expansion.

Regional drilling on the Patterson Corridor focused on two high priority target areas, which included Mirror and the Arrow VTEM Conductor. The Mirror target area is located 1.5 km southeast of the Arrow Deposit along a parallel conductor. The drill holes in the area successfully intersected the targeted VTEM conductor but did not encounter significant uranium mineralization. The Arrow Conductor is situated approximately 2.5 km southwest and along strike from the Arrow Deposit, hosted within the same VTEM conductor. Arrow-type silicified semi-pelitic gneiss was intersected throughout in all of the 6 holes drilled in the area. Moderate to intense sericitic alteration, similar to Arrow-type alteration found proximal to the Arrow deposit was intersected in several of the drill holes.

Summer 2018 Drilling

On June 12, 2018, the Corporation commenced the summer drill program, which was completed on October 7, 2018 with a total of 20,956.8 metres and 30 completed holes on the Rook I Project. The primary objective of the program was the geotechnical characterization of areas within Arrow’s footwall, lateral development and potential underground infrastructure locations of which results were incorporated into the Pre-Feasibility Study.

Holes targeting the footwall successfully characterized the geotechnical and hydrogeological conditions of the rock-mass proximal to the potential mine infrastructure and Underground Tailings Management Facility (“UGTMF”). Additionally, drilling focused on the sterilization of uranium mineralization within areas that will host project development infrastructure and were all geotechnically logged incorporating packer tests at regular intervals. Holes drilled within the footwall of Arrow, in areas of envisioned underground mine infrastructure intersected suitable rock-mass and hydraulic conductivity to facilitate underground development. Similarly, holes drilled within the proximity of the UGTMF positively indicated the area contains suitable rock-mass and low hydraulic conductivity to facilitate underground development.

Three shaft pilot holes were successfully completed to a depth of between 650 m and 702 m. The vertically drilled shaft holes were kept within a 3.0 m radius from surface through to their termination depths, intersected minimal structure and showed low hydraulic conductivity throughout via packer testing at regular intervals.

December 2018 Drilling

Drilling commenced with four drill rigs on December 4, 2018. Six holes were completed while two holes remained on-going. The December component of the drill program completed 3,224.5 m prior to the program being halted for the holiday season on December 20, 2018. The two holes that remained on-going continued to advance once the drill program resumed in early January 2019. The December 2018 program was part of the of the overall 2019 drilling program.

Sampling, Analysis and Data Verification

Sample Preparation and Quality Control Measures Before Dispatch

At each drill site, core is removed from the core tube by the drill contractors and placed directly into three row NQ wooden core boxes with standard 1.5 m length (4.5 m total). Individual drill runs are identified with small wooden blocks, onto which the depth in metres is recorded. Diamond drill core is transported at the end of each drill shift to an enclosed core handling facility at NexGen’s camp where the box is initially surveyed with a Radiation Solutions RS-120 scintillometer to determine if any boxes contain mineralization. A threshold of 500 counts per second (cps) is used for Arrow core, and 300 cps for core from elsewhere on the Rook I Project. All mineralized core boxes above the threshold, plus a box before and after, is taken to the “hot” core logging facility for logging and sampling. All other core is moved to be processed in the “cold” core logging facility.

Before the core is split for sampling, depth markers are checked, core is carefully reconstructed, washed, logged for lithologies, alteration, structures, and mineralization, measured for rock mass rating, resurveyed in detail with scintillometer, photographed (wet), and marked for sampling.

Logging and sampling information is entered into a server-hosted acQuire database on a desktop computer which automatically updates the master database on the server at the Rook I site which, in turn, backs-up to a Saskatoon based server.

On site sample preparation consists of core splitting by geological technicians under the supervision of geologists. One half of the core is placed in plastic sample bags pre-marked with the sample number along with a sample number tag. The other half is returned to the core box and stored at the core storage area located near the logging facility at the project site. The bags containing the split samples are then placed in buckets with lids for transport to Saskatchewan Research Council Geoanalytical Laboratories (“SRC”) (an independent laboratory) in Saskatoon, Saskatchewan, by NexGen personnel.

Three types of samples are collected for geochemical analysis: (i) point samples taken at nominal spacing of five metres on exploration holes (50 m for Arrow infill holes), and meant to be representative of the interval or of a particular rock unit; (ii) composite samples in Athabasca and Devonian sandstones where one centimetre long pieces are taken at regular spacing over 1 to 10 m intervals; and (iii) 0.5 m and 1.0 m split samples taken over areas of interest (such as the unconformity) and over intervals of elevated radioactivity and 0.5 to 2.0 m beyond the radioactivity

Security

As each hole is being drilled, drilling contractor personnel place the core in wooden boxes at the drill site and seal core boxes with screwed on wooden lids. Core is then delivered to the Rook I core processing facility by the contractor twice daily. Only the contractor and NexGen geological staff are authorized to be at drill sites and in the core processing facility. After logging, sampling and shipment preparation, samples are transported directly from the project site to SRC by NexGen staff.

Appropriate steps are taken to protect the integrity of samples at all processing stages. Access to the SRC premises is restricted by an electronic security system and patrolled by security guards 24 hours a day.

Assaying and Analytical Procedures

SRC crushes each sample to 60% -10 mesh and then riffle split to a 200 gram (g) sample with the remainder retained as coarse reject. The 200 g sample is then milled to 90% passing -140 mesh.

All samples are analyzed at SRC by inductively coupled plasma optical emission spectroscopy (ICP-OES) or inductively coupled plasma mass spectroscopy (ICP-MS) for up to 64 elements including uranium. Samples with low radioactivity are analyzed using ICP-MS. Samples with anomalous radioactivity are analyzed using ICP-OES.

Selected samples are also analyzed for gold, platinum, and palladium using traditional fire assay methods.

Samples are also collected for clay mineral identification using infrared spectroscopy regularly in areas of clay alteration. Samples are typically collected at five metre intervals and consist of centimetre sized pieces of core selected by a geologist. These samples are transported to Rekasa Rocks Inc. (Rekasa) of Saskatoon, Saskatchewan, by NexGen staff for analysis. Rekasa performs clay analyses using a portable infrared mineral analyzer.

NexGen personnel perform bulk density measurements on full core on site using standard laboratory techniques. In mineralized zones, bulk density is measured from samples at 2.5 m intervals, where possible (i.e., approximately 20% of all mineralized samples). Whole core from the entire interval being tested are sealed in wax and are then weighed in air and weighed submerged in water. Bulk density is then calculated from the resulting data. In order for density to be correlated with uranium grades across the data set, each density sample directly correlates with a sample sent to SRC for assay (i.e., downhole intervals are the same for density samples and assay samples).

Quality Control Measures

NexGen’s quality assurance and quality control program includes: (a) duplicate samples; (b) standard reference materials (“SRM”); and (c) blank samples.

Field duplicates, pulp duplicates or crush duplicates are submitted to SRC at every 50th even numbered mineralized sample sent for analysis with the original sample on XX48 or XX98, the field duplicate on XX49 or XX99 and pulp duplicates on XX50 and crush duplicates on XX00. These samples are split into quarter cores at the Corporation’s core processing facility. A minimum of one field duplicate is submitted for each mineralized hole.

SRMs are also regularly inserted into the sample stream. All SRMs are obtained from the Canadian Centre for Mineral and Energy Technology and include BL2-A (0.502 +/- 0.002 % U308), BL-4a (0.1472 +/- 0.008 % U308), and BL-5 (8.36 +/- 0.04 % U308). The SRM selected is based on scintillometer measurements. SRMs are inserted into the sample stream prior to the first mineralized sample, as well as every 40 mineralized samples on XX20 and XX60. At least one SRM is inserted for each mineralized drill hole.

Blank samples are inserted into the sample stream for every 40 mineralized samples on XX40 and XX80. At least one blank sample is inserted into the sample stream for each mineralized drill hole. In many cases, and at the discretion of the geologist logging the hole, blanks are also inserted immediately above, randomly within, and below zones of significant mineralization. Blank material samples consist of pieces of rose quartz obtained from Deptuck’s Landscaping & Supplies of Saskatoon, Saskatchewan.

Quality control is also maintained for all analytical apparatus at SRC with certified reference material used to track analytical drift, and data accuracy and precision. Standards and duplicates are inserted into sample batches at regular intervals by SRC.

Data Verification

The authors of the Rook I PFS Technical Report reviewed and verified the resource database used to prepare the mineral resource estimate described below. The verification included a review of the QA/QC methods and results, verifying the database assay table against assay certificates, performing standard database validation tests, and a site visit including drill core review. No limitations were placed on the authors’ data verification process.

Mineral Processing and Metallurgical Testing

The metallurgical test program included a bench test program, a pilot plant and paste backfill testing. Testwork samples comprised three composite samples, consisting of low-, medium- and high-grade material, and ten samples of localized deposit areas.

Completed testwork included quantitative evaluation of materials by scanning electron microscopy (QEMSCAN), potential acid generation (PAG), SAGDesin and Bond ball mill index, batch leach, optimization leaching, confirmation and variability, settling, solvent extraction, separating funnel shakeout, stripping, gypsum precipitation, yellowcake precipitation, preliminary sulfide flotation, and diagnostic gravity separation. Two pilot leaching tests were performed using two different feed samples.

The pilot test program was set up as a series of pilot-sized tests to represent the following unit operations:

●	Ball mill
●	Leaching and solid/liquid separation
●	Tailings neutralization
●	Solvent extraction
●	Gypsum precipitation, settling and leaching
●	Yellowcake precipitation and settling
●	Effluent treatment and settling.

The average recovery estimate used in the 2018 Pre-Feasibility Study was determined from pilot plant testwork. Pilot leach testing had uranium extractions of 99.3%. The washing efficiency in the counter current decantation was very high at >99.6%. All other unit operations in the pilot testing had uranium recoveries of >99.6%. Uranium recovery was estimated by evaluating the recovery of the individual circuits and combining these into an overall recovery. Total net uranium recovery is forecast to be 97.6%.

Metallurgical variability testwork consists of 11 leaching tests on samples that had uranium grades ranging from 0.51% U3O8 to 8.53% U3O8. Of the samples tested, only one is from material that returned lower recoveries that is included in the 2018 Prefeasibility Study mine plan.

QEMSCAN analysis identified that there were no primary molybdenum-bearing minerals present, however, molybdenum may occur in chalcopyrite and galena solid solutions. Similarly, there were no arsenic-bearing minerals identified.

Mineral Resource Estimate

The mineral resource estimate for the Arrow deposit is based on results of surface diamond drilling campaigns from 2014 to April 8, 2018. The effective date of the mineral resource estimate is May 25, 2018. Of the 406 holes completed, 14 drill holes were abandoned before reaching their target depth, are considered restarts, and were not used in the mineral resource estimate.

Structure	Tonnage (tonnes)	Grade (U3O8%)	Metal (U308 lbs)
Indicated Mineral Resources
A2 High Grade	459,000	17.88	181,000,000
A2 Low Grade	1,244,000	0.79	21,700,000
A3 High Grade	175,000	9.94	38,400,000
A3 Low Grade	1,005,000	0.70	15,500,000
Indicated Total	2,883,000	4.04	256,600,000
Inferred Mineral Resources
A1	1,510,000	0.72	23,900,000
A2 High Grade	5,000	12.78	1,400,000
A2 Low Grade	1,293,000	0.70	19,900,000
A3 High Grade	1,000	8.11	200,000
A3 Low Grade	1,233,000	1.10	30,000,000
A4	801,000	0.92	16,300,000
Inferred Total	4,844,000	0.86	91,700,000

Notes:

1.	The estimate effective date is May 25, 2018. The Qualified Person for the estimate is Mr. Mark Mathisen, CPG, an RPA employee.
2.	Mineral Resources are reported inclusive of Mineral Reserves. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.
3.

Mineral Resources are reported at a cut-off grade of 0.25% U3O8. The cut-off grade includes considerations of metal price, process plant recovery, and mining, processing and general and administrative costs.

4.	Mineral Resources are estimated using a long-term uranium price of US$50 per lb U3O8 and a minimum mining width of 1 m. Tonnes are based on bulk density weighting
5.	Totals may not sum due to rounding.

Uranium mineralization at Arrow occurs within and proximal to structural basement rocks (graphitic mylonites) that show varying degrees of clay, chlorite, and hematite alteration. Structures have been reactivated, and five main parallel structural shear zones (namely the A1, A2, A3, A4 and A5 shears) have been identified, with the A2 and A3 shears hosting higher grade, thicker and more continuous mineralization than the others, as defined by current drilling. Due to a limited number of drill holes, it was not possible to fully differentiate between the A4 and A5 shears; thus mineralized intercepts in the A5 shear zone were grouped into the A4 shear for the Mineral Resource estimate presented herein. Mineralization consists predominantly of uraninite/pitchblende that occurs as massive to semi-massive accumulations, foliation controlled, mineral replacements, and disseminations. A continuous zone of higher grade mineralization in the A2 and A3 shear zones is known as the higher grade A2 sub-zone (A2 HG) and A3 sub-zone (A3-HG).

The key assumptions, parameters and methods used to complete the mineral estimate set forth above are summarized as follows:

●	Topographical surfaces, solids and mineralized wireframes were modelled in Leapfrog Geo version 4.0 then refined in Vulcan software.
●	Extension distance for the mineralized wireframes was half-way to the next hole, or approximately 25 m vertically and horizontally past the last drill intercept.
●	Low grade (“LG”) domain models were created using a lower grade intercept limit equal to or greater than one metre with a minimum grade-thickness product of 0.1%m, or 2 m at 0.05%.
●	High grade (“HG”) domain models were created using a grade intercepts limit equal to or greater than one metre with a minimum grade of 5% U308, although lower grades were incorporated in places to maintain continuity and to maintain a minimum 1 m thickness.
●

Sample intervals with assay results less than the nominated cut-off grade (internal dilution) were included within the mineralized wireframes if the core length was less than two (2) metres or allowed for modelling of grade continuity.

●	In total, 162 wireframes were constructed within the Arrow A1, A2, A3, A4 and A5 shear zones. This included ten (10) high-grade wireframes were contained within four low-grade enveloping wireframes.
●

The Arrow deposit, as defined in the Mineral Resource estimate, consists of several stacked lenses within a 308 m wide zone with an overall strike length of 970 m starting at 110 m from surface and extending to 980 m.

●

The mineralization wireframe models were used to code the drill hole database and to identify samples within the mineralized wireframes. These samples were extracted from the database on a group-by-group basis, subjected to statistical analyses for their respective domains, and then analyzed by means of histograms and probability plots. A total of 23,173 samples were contained within the mineralized wireframes.

●	High-grade outliers were capped at 2%, 3%, 4%, 6%, 8%, 10%, 15%, 25% and 40% U3O8 in the domains.
●

Composites were created from the capped, raw assay values using the downhole compositing function of the Vulcan modelling software package. The composite lengths used during interpolation were chosen considering the predominant sampling length, the minimum mining width, style of mineralization, and continuity of grade.

●	Sample lengths range from 15 cm to 3.0 m within the wireframe models, with the majority of samples being 0.5 or 1.0 m.
●

Given this distribution, and considering the width of the mineralization, it was decided to composite to one metre lengths. Composites at the edge of the domain that were less than 0.5 m were merged with the previous interval.

●

Assays within the wireframe domains were composited starting at the first mineralized wireframe boundary from the collar and resetting at each new wireframe boundary. Assays were capped prior to compositing.

●	Downhole, omni-directional, and directional variograms were generated using the one-metre U3O8 composite values for five (5) A2-HG and two (2) A2 low-grade mineralized domains.
●	The variograms were used to support search ellipsoid anisotropy, as well as linear trends observed in the data. The downhole variogram suggests a relative nugget effect of approximately 10%.
●

Long range directional semi-variograms were focused in the primary plane of mineralization, which commonly strikes northeast and dips steeply to the southeast. Most ranges were interpreted to be 20 m to 40 m. Ranges for the HG domain also varied from 15 m to 30 m.

●	To aid in the evaluation of grade continuity, trend analysis, and classification, a series of total grade x thickness contours for selected individual wireframe were generated.
●

Bulk density was determined with specific gravity measurements on drill core using the water immersion method according to the Archimedes principle, after the core has been sealed and shrink wrapped in cellophane.

●

A total of 5,083 bulk density measurements have been collected on drill core samples from the main mineralized zones to represent local major lithologic units, mineralization styles, and alteration types.

●	Densities were interpolated into the block model to convert mineralized volumes to tonnage, and were also used to weight the uranium grades interpolated into each block
●	Leapfrog wireframes were imported into Vulcan modelling software version 10.1 to estimate resources.
●

A sub-block block model was created using a parent block size of 4 m (along strike) by 4 m (across strike) by 4 m (bench height) and sub-blocks that measured 1 m (along strike) by 1 m (across strike) by 1 m (bench height).

●	The interpolation strategy involved setting up search parameters in a series of estimation runs for each individual domain.

●

For the A2 and A3 HG domains (excluding A2 HG-8), the search ellipsoid geometry was oriented into the structural plane of the mineralization, as indicated by the variography. The estimation was assisted by the use of an unfolding function, accounting for local anisotropy derived from small undulations along the wireframe boundary. For the remaining domains the interpolation strategy involved setting up search parameters in a series of two estimation runs for each individual domain. Of the 162 domains, only A1 low-grade domains 100, 101, 118, and 122 required a second pass search. Search ellipse dimensions were chosen following a review of drill hole spacing and interpolation efficiency. First and second pass search ellipses maintained a 5:5:1 anisotropic ratio. Search ellipses were oriented with the major axis oriented parallel to the dominant northeasterly trend of the domains. The minor axis was oriented horizontally, normal to the major axis (across strike), and the semi-major axis was oriented with a plunge range of 0° to -53° and dip ranging from -76° to -90°.

●

In order to reduce the influence of very high-grade composites, grades greater than a designated threshold level for the domains were restricted to a search ellipse dimension of 25 m by 25 m by 5 m (high yield restriction). The threshold grade levels were chosen from the basic statistics and from visual inspection of the apparent continuity of very high grades within each domain, which indicated the need to limit their influence to approximately half the distance of the main search.

●

A potential underground mining cut-off grade was determined using assumptions based on historical and known operating costs for mines operating in the Athabasca Basin and based on assumptions for process plant recovery, total operating cost, and incremental component of operating cost.

●	The estimated cut-off grade of 0.25% U308 is in line with the cut-off grade of 0.25% at Cameco’s Rabbit Lake mine, which is basement hosted mineralization similar geologically to Arrow.

The authors of the Rook I PFS Technical Report are not aware of any known environmental, metallurgical, permitting, legal, title, taxation, socioeconomic, marketing, political, or other relevant factors that could materially affect the current mineral resource estimate.

Probable Mineral Reserves

On November 5, 2018, the Corporation announced the following maiden Probable Mineral Reserves on the Rook I Project having an effective date of May 25, 2018. The Probable Mineral Reserves include diluting materials and allowances for losses which may occur when material is mined:

Probable Mineral Reserves
Structure	Tonnage (Tonnes)	Grade (U3O8%)	Metal U3O8 (U3O8 lb)
A2	2,057,600	4.13%	187,400,000
A3	1,375,500	1.54%	46,700,000

Total	3,433,100	3.09%	234,100,000

Notes:

1.	The estimate effective date is May 25, 2018. The Qualified Persons for the estimate are Mr. Jason Cox, P.Eng., and Mr. David Robson, M.B.A., P.Eng., employees of RPA.
2.	Mineral Reserves include transverse and longitudinal stopes, development, and incremental ore.
3.

Stopes and ore development were estimated at a cut-off grade of 0.25% U3O8. Incremental ore is material between 0.03% U3O8 and 0.25% U3O8 that must be extracted to access mining areas. A grade of 0.03% U3O8 is the regulatory limit for what is considered benign waste and material that must be treated and stockpiled in an engineered facility.

4.

Mineral Reserves are estimated using a long-term metal price of US$45/lb U3O8, and a 0.75 US$/C$ exchange rate. A minimum mining width of 3.0 m was applied for all longhole stopes. The density varies according to the U3O8 grade in the block model. Waste density is 2.464 t/m3.

5.	Totals may not sum due to rounding.

Mining Operations

Initial shaft sinking will consist of approximately 40 m of overburden, 60 m of sedimentary rock, and 25 m of Paleoweathered basement rock with a combined thickness of 125 m. These domains consist of poor to very poor-quality rock masses; however, once these have been temporarily artificially frozen for shaft construction, they are not anticipated to be problematic. Based on the information used in the 2018 Pre-Feasibility Study, the minimum distance between the shallowest mine excavation and the unconformity is approximately 250 m. This drastically reduces the risks associated with the crown pillar and therefore has not been investigated in detail.

The processing of uranium ore will generate several forms of waste. A portion of the waste will be used for paste backfill. The remainder will be permanently stored in purpose-built excavations/chambers in the footwall of the deposit, in an area that is interpreted to have relatively minimal alteration or fault or shear structures. The 2018 Pre-Feasibility Study proposes that the underground tailings management facility (UGTMF) will consist of 88 diamond-shaped excavations each approximately 25 m wide by 25 m long by 60 m high. The excavations will be arranged in a regular pattern with 45 m rib pillars separating primary excavations, and 10 m between primary and secondary openings. The top of the excavations will be approximately 250 m below the unconformity.

Backfill of mined stopes is planned to use a combination of process waste, cement, potential fillers (such as fly ash), and water. The creation of paste tailings is directly proportional to the amount of material processed through the plant. For each tonne of processed material, 0.84 m3 of paste tailings will be created, along with 0.31 m3 of combined waste precipitates. Based on a steady-state production rate, total fill demand is nominally 328,000 m3 per year for paste tailings, and 121,000 m3 per year for combined precipitates. Tailings not used for paste backfill will be stored in the UGTMF. A by- product of the processing will be other waste products such as gypsum. The 2018 Prefeasibility Study proposes to store the gypsum in secondary chambers within the UGTMF, comprising approximately 50% of the total chamber volume.

The proposed options for dewatering the mine are to use a “dirty water” system to the 500 m level, operating both submersible and centrifugal pump systems. The dewatering system will be capable of collecting and removing all strata and operational process water from the mine infrastructure, ongoing developments, operational stopes, and shaft inflow, and pastefill seepage and collecting it at the main dewatering station sumps located at 500 m level.

Transverse stope mining will be used in areas of higher grade (generally greater than 4% U3O8) and wider stopes (generally greater than 10 m), while longitudinal retreat stope mining will be used in areas of lower grade and thinner stope widths. Transverse longhole mining will be done using primary and secondary stoping methods to avoid leaving pillars. The order in which stopes are extracted will be largely driven by the head grade, with the overarching goal of achieving annual production of 30 Mlbs U3O8. Primary stopes will be recovered first, followed by primary stopes on two vertical levels above, and secondary stopes on the original level.

Two separate vertical mining blocks (the Upper Block, and Lower Block) will be established, and within each vertical block, the A2 and A3 veins can be mined independently. Mining activities will commence from both the Upper Block and Lower Block, and in the A2 and A3 vein, for a total of four separate production areas.

Eleven level spacings at Rook I are planned at 30 m intervals, sill to sill. Lateral development will be concentrated in three (3) years (Year -1, Year 1, and Year 2). In addition to the lateral development, there will be an internal ramp system that will connect all mining levels.

The ore handling system will begin with scoops loading muck in transverse and longitudinal retreat stopes. The scoops will tram muck to centrally-located ore and waste passes. The bottom of the ore pass will be located on 620 mL where a control system directs ore into the underground ore crushing system. Ore will be directed on to a grizzly equipped with a remotely-operated rock breaker. The underground crusher will reduce ore to <120 mm in size. The crusher has been sized for a throughput of 1,500 t/d, although it will be capable of substantially more than this, if required. Crushed ore will be loaded onto a conveyor and hauled to the shaft for skip loading. The main waste pass will bypass the underground crusher, as this material will be exclusively development material. Broken and screened material will be loaded onto a conveyor and hauled to the shaft for skip loading. A second waste pass and underground crusher will be located at the UGTMF. At the UGTMF waste pass loadout, a separate grizzly, rock breaker, and crusher will reduce UGTMF waste to <120 mm for skip loading. UGTMF waste will be conveyed to the shaft where it will join the mine development waste.

The ventilation system is designed as a predominately negative or “pull” system. Fresh air will be distributed throughout the mine by three shaft stations from Shaft #1 and an internal ramp. The auxiliary ventilation system will utilize both flow-through and extraction ventilation to exhaust contaminated air from localized areas to return air drifts and raises.

The Rook I mine will be developed using a high degree of equipment mechanization. Each of the main pieces of equipment will have remote operating capability, and in some cases will be autonomous to reduce radiation exposures. A raisebore machine will be used for development of ore and waste passes, and internal ventilation raises. The majority of the mobile equipment underground will be captive in the mine. The maintenance facility will be equipped to repair and service all captive equipment for the life of its operation.

Processing and Recovery Operations

The study is based on an assumption of processing of 3,433 kt of ore grading 3.09% U3O8 over a nine (9) year mine life to produce 228.4 Mlb of recovered yellowcake, using a metallurgical recovery forecast of 97.6%. The mill design will have a nominal 379 kt of material processed per year during steady state operations.

The major components of the processing plant are the following:

●	Ore Sorting and Storage
●	Grinding
●	Acidic Leaching
●	Counter Current Decantation (CCD)
●	Pregnant Solution Clarification
●	Solvent Extraction
●	Gypsum Precipitation and Washing
●	Yellowcake Drying/Calcining and Packaging
●	Tailing Neutralization and Paste Plant
●	Effluent Treatment
●	Feed and Effluent Monitoring Ponds

Infrastructure, Permitting, and Compliance Activities

Project Infrastructure

The key infrastructure contemplated for the Project includes:

●

Underground infrastructure including: material handling systems, maintenance facilities, fuel bay, explosives magazine, ventilation, paste backfill, electrical and communications facilities, underground water supply, dewatering facilities

●	Underground tailings management facility
●	Surface support infrastructure for the mine, including: headframes and hoist facilities, liquid natural gas (LNG) facilities, and ventilation fans
●	Process plant and associated analytical laboratory
●	Surface waste rock storage facility, special waste pad and ore pad
●	Permanent and construction accommodation camps
●	Mine support buildings, including accommodations, maintenance, warehouse and security buildings
●	Water management facilities, including storm water runoff pond and six process ponds
●	Airstrip

Due to the high capital costs associated with running a power line to site, the 2018 Prefeasibility Study design includes an on-site power plant. The power requirement for the site is estimated to be 14 MW. In order to meet the site power requirement with a N+2 design, the Project requires nine generators. The plant will be fueled by LNG which will be trucked to site.

Environmental, Permitting and Social or Community Factors

The following outlines aspects of the environmental, permitting, social and community factors considered in relation to the Project:

●

Environmental baseline studies have been undertaken to provide information on the current condition of biophysical, cultural and socioeconomic environment in relation to the Project. These studies will provide a basis for future environmental assessment activities.

●

The Project will be regulated federally by the Canadian Nuclear Safety Commission (“CNSC”) under the Nuclear Safety and Control Act and will be subject to licensing through all stages of development. The CNSC will also oversee the federal Environmental Assessment in accordance with the Canadian Environmental Assessment Act, 2012.

●

Provincially the Project will require an Environmental Assessment in accordance with The Environmental Assessment Act. Construction and operation will be subject to approvals issued under The Environmental Management and Protection Act and other provincial regulations.

●	Exploration is legislated provincially and NexGen maintains the requisite permits and approvals in good standing with the province.

●

Public and Indigenous engagement plans have been developed in support of the Project. These plans build on NexGen’s active engagement to-date and outline the commitment to providing timely information and actively engaging with local communities throughout the development and operation of the Project.

Capital and Operating Costs

The estimate meets the classification standard for a Class 4 estimate as defined by AACE International, and has an intended accuracy of ±30%. The estimate is reported in Q3’2018 Canadian dollars. The estimated capital cost for designing, supplying, constructing and pre-commissioning the Project are set out below:

Description Units Cost
Underground mining	C$ millions	303.4
Processing	C$ millions	238.7
Infrastructure	C$ millions	131.8
Subtotal pre-production direct costs	C$ millions	673.9
Pre-production indirect costs	C$ millions	365.2
Subtotal direct and indirect	C$ millions	1,039.1
Contingency	C$ millions	207.8
Initial capital cost	C$ millions	1,246.9
Sustaining	C$ millions	213.9
Closure	C$ millions	48.0
Total	C$ millions	1,508.9

Note: Totals may not sum due to rounding. Sustaining capital incorporates all capital expenditures after the pre-production period of Year -3, Year -2, and Year -1. Reclamation costs on $48 million have been included in Year 9.

Operating cost estimates were developed to show annual costs for production. Unit costs are expressed as C$/tonne processed and C$/lb U3O8. Operating costs were allocated to one of mining, process or general and administration (G&A). Life of Mine (“LOM”) operating costs are estimated to be C$1,328.3 million, which are summarized below:

Description	LOM Cost (C$ millions)	Average Annual (C$ millions)	Unit Cost (C$/t processed)	Unit Cost (C$/lb U3O8)
Mining	537.1	59.7	157.31	2.35
Processing	562.1	62.5	164.65	2.46
General and administrative	229.1	25.5	67.11	1.00
Total	1,328.3	147.6	389.07	5.81

Note: Totals may not sum due to rounding.

G&A costs include labour, camp and catering costs, flights to and from site, insurance premiums, general maintenance of the surface buildings and marketing and accounting functions. Allowances were made for reimbursable fees paid to the CNSC.

The Project has been evaluated using discounted cash flow analysis. Cash inflows consist of annual revenue projections. Cash outflows consist of initial capital expenditures, sustaining capital costs, operating costs, taxes, royalties, and commitments to other stakeholders. These are subtracted from revenues to arrive at the annual cash flow projections. Cash flows are taken to occur at the end of each period. To reflect the time value of money, annual cash flow projections are discounted back to the Project valuation date using the yearly discount rate. The discount rate appropriate to a specific project can depend on many factors, including the type of commodity, the cost of capital to the Project, and the level of Project risks (e.g. market risk, environmental risk, technical risk and political risk) in comparison to the expected return from the equity and money markets. The base case discount rate for the 2018 Pre-Feasibility Study is 8%. The discounted present values of the cash flows are summed to arrive at the Project’s NPV. In addition to the NPV, the internal rate of return (“IRR”) and the payback period are also calculated. The IRR is defined as the discount rate that results in an NPV equal to zero. The payback period is calculated as the time required to achieve positive cumulative cash flow for the Project from the start of production. Taxes and depreciation for the Project were modelled based on input from NexGen, as well as a review of the “Guideline: Uranium Royalty System, Government of Saskatchewan, June 2014”. In addition, NexGen has opening balances of Canadian Exploration Expense (CEE) and operating losses that were applied in the tax model.

On a pre-tax basis, the NPV8% is C$6,055.2 million, the IRR is 73.6%, and the assumed payback period is 12 months. On a post-tax basis, the NPV8% is C$3,661.1 million, the IRR is 56.8% and the assumed payback period is approximately 15 months.

LOM Cashflow Forecast Summary is shown below:

Description	Units	Value
Gross revenue	C$ millions	15,228.7
Less: transportation	C$ millions	(76.7)
Net smelter return	C$ millions	15,152.0
Less: provincial revenue royalties	C$ millions	(1,098.5)
Net revenue	C$ millions	14,053.5
Less: total operating costs	C$ millions	(1,328.3)
Operating cash flow	C$ millions	12,725.2
Less: capital costs	C$ millions	(1,508.9)
Pre-tax cash flow	C$ millions	11,216.3
Less: provincial profit royalties	C$ millions	(1,727.4)
Less: taxes	C$ millions	(2,554.2)
Post tax cash flow	C$ millions	6,934.8

2018 Pre-Feasibility Study Forecast Economic Results (base case is highlighted) are set forth below:

Description	Units	Value
Pre-tax
Net present value at 8%	C$ millions	6,055.2
Net present value at 10%	C$ millions	5,232.7
Net present value at 12%	C$ millions	4,534.2
Internal rate of return	%	73.6%
Payback period	Years	1.0
After-Tax
Net present value at 8%	C$ millions	3.661.1
Net present value at 10%	C$ millions	3,140.3
Net present value at 12%	C$ millions	2,698.5
Internal rate of return	%	56.8%
Payback period	Years	1.2

Key Assumptions

Economic criteria that were used in the cash flow model include:

●	Long-term price of uranium of US$50/lb U3O8 based on long-term forecasts
●	100% of uranium sold at long-term price of US$50/lb U3O8
●	The recovery and sale of by-products is excluded from the cash flow model
●	Exchange rate of C$1.00 = US$0.75
●	Life of mine processing of 3,414 kt grading 3.09% U3O8
●	Nominal 379 kt of material processed per year during steady state operations
●	Mine life of nine (9) years
●	Overall process recovery of 97.6% including a ramp-up of recovery in Year 1
●	Total recovered yellowcake of 228.4 Mlb
●	Transportation costs of C$740/t of yellowcake with a presumed destination of Port Hope, Ontario
●	Royalties calculated in accordance with “Guideline: Uranium Royalty System, Government of Saskatchewan, June 2014”
●	Unit operating costs of C$389/t of processed material, or C$5.81/lb U3O8
●	Pre-production capital costs of C$1,247 million, spread over three (3) years
●	Sustaining capital costs (including reclamation) of C$262 million, spread over the mine life.

Exploration, Development, and Production

For a description of the Corporation’s proposed exploration and development activities, see “Description of the Business” above.

RISK FACTORS

The operations of the Corporation are speculative due to the high-risk nature of its business which is the exploration of mining properties. These are not the only risks and uncertainties that NexGen faces. Additional risks and uncertainties not presently known to the Corporation or that the Corporation currently considers immaterial may also impair its business operations. These risk factors could materially affect the Corporation’s future operating results and could cause actual events to differ materially from those described in forward-looking statements relating to the Corporation.

Negative Operating Cash Flow and Dependence on Third Party Financing

The Corporation has no source of operating cash flow and there can be no assurance that the Corporation will ever achieve profitability. Accordingly, the Corporation is dependent on third party financing to continue exploration activities on the Corporation’s properties, maintain capacity and satisfy contractual obligations. Accordingly, the amount and timing of expenditures depends on the Corporation’s cash reserves and access to third party financing. Failure to obtain such additional financing could result in delay or indefinite postponement of further exploration and development of the Corporation’s properties, including the Rook I Project, or require the Corporation to sell one or more of its properties (or an interest therein). In particular, there can be no assurance that the Corporation will have achieved profitability prior to the Maturity Date and may be required to finance the repayment of all or a part of the principal amount of the Convertible Debentures. Failure to repay the Convertible Debentures in accordance with the terms thereof would have a material adverse effect on the Corporation’s financial position.

Uncertainty of Additional Financing

As stated above, the Corporation is dependent on third party financing, whether through debt, equity, or other means. Although the Corporation has been successful in raising funds to date, there is no assurance that the Corporation will be successful in obtaining required financing in the future or that such financing will be available on terms acceptable to the Corporation. The Corporation’s access to third party financing depends on a number factors including the price of uranium, the results of ongoing exploration and development, the results of the FS and any other economic or other analysis, the Corporation’s obligations under the Convertible Debentures, a claim against the Corporation, a significant event disrupting the Corporation’s business or uranium industry generally, or other factors may make it difficult or impossible to obtain financing through debt, equity, or other means on favourable terms, or at all. As previously stated, failure to obtain such additional financing could result in delay or indefinite postponement of further exploration and development of the Corporation’s properties, including the Rook I Project, or require the Corporation to sell one or more of its properties (or an interest therein).

The Price of Uranium Price and Alternate Sources of Energy

The price of uranium is at historically low levels and the price of the Corporation’s securities is highly sensitive to fluctuations in the price of uranium. Historically, the fluctuations in these prices have been, and are expected to continue to be, affected by numerous factors beyond the Corporation’s control. Such factors include, among others: demand for nuclear power; political and economic conditions in uranium producing and consuming countries; public and political response to a nuclear accident; improvements in nuclear reactor efficiencies; reprocessing of used reactor fuel and the re-enrichment of depleted uranium tails; sales of excess inventories by governments and industry participants; and production levels and production costs in key uranium producing countries.

In addition, nuclear energy competes with other sources of energy like oil, natural gas, coal and hydro-electricity. These sources are somewhat interchangeable with nuclear energy, particularly over the longer term. If lower prices of oil, natural gas, coal and hydro-electricity are sustained over time, it may result in lower demand for uranium concentrates and uranium conversion services, which, among other things, could lead to lower uranium prices. Growth of the uranium and nuclear power industry will also depend on continuing and growing public support for nuclear technology to generate electricity. Unique political, technological and environmental factors affect the nuclear industry, exposing it to the risk of public opinion, which could have a negative effect on the demand for nuclear power and increase the regulation of the nuclear power industry. An accident at a nuclear reactor anywhere in the world could affect acceptance of nuclear energy and the future prospects for nuclear generation.

All of the above factors could have a material and adverse effect on the Corporation’s ability to obtain the required financing in the future or to obtain such financing on terms acceptable to the Corporation, resulting in material and adverse effects on its exploration and development programs, cash flow and financial condition.

Exploration Risks

Exploration for mineral resources involves a high degree of risk and few properties that are explored are ultimately developed into producing mines. The risks and uncertainties inherent in exploration activities include but are not limited to: general economic, market and business conditions, the regulatory process and actions, failure to obtain necessary permits and approvals, technical issues, new legislation, competitive and general economic factors and conditions, the uncertainties resulting from potential delays or changes in plans, the occurrence of unexpected events and management’s capacity to execute and implement its future plans. There is also no assurance that even if commercial quantities of ore are discovered that it will be developed and brought into commercial production. The commercial viability of a mineral deposit once discovered is also dependent upon a number of factors, most of which factors are beyond the control of the Corporation and may result in the Corporation not receiving adequate return on investment capital.

Uninsurable Risks

Mining operations generally involve a high degree of risk. Exploration, development and production operations on mineral properties involve numerous risks, including but not limited to unexpected or unusual geological operating conditions, seismic activity, rock bursts, cave-ins, fires, floods, landslides, earthquakes and other environmental occurrences, and political and social instability, any of which could result in damage to, or destruction of, life or property, environmental damage and possible legal liability.

Although the Corporation believes that appropriate precautions to mitigate these risks are being taken, operations are subject to hazards such as equipment failure or failure of structures, which may result in environmental pollution and consequent liability. It is not always possible to obtain insurance against all such risks and the Corporation may decide not to insure against certain risks because of high premiums or other reasons. Should such liabilities arise, they could reduce or eliminate the Corporation’s future profitability and result in increasing costs and a decline in the value of the Common Shares. While the Corporation may obtain insurance against certain risks in such amounts as it considers adequate, the nature of these risks is such that liabilities could exceed policy limits or be excluded from coverage. The potential costs that could be associated with any liabilities not covered by insurance or in excess of insurance coverage may cause substantial delays and require significant capital outlays, thereby adversely affecting the Corporation’s business and financial condition.

Reliance upon Key Management and Other Personnel

The Corporation relies on the specialized skills of management in the areas of mineral exploration, geology and business negotiations and management. The loss of any of these individuals could have an adverse affect on the Corporation. The Corporation does not currently maintain key-man life insurance on any of its key employees. In addition, as the Corporation’s business activity continues to grow, it will require additional key financial, administrative and qualified technical personnel. Although the Corporation believes that it will be successful in attracting, retaining and training qualified personnel, there can be no assurance of such success. If it is not successful in attracting, retaining and training qualified personnel, the efficiency of the Corporation’s business could be affected, which could have an adverse impact on its future cash flows, earnings, results of operation and financial condition.

Imprecision of Mineral Resource Estimates

Mineral resource figures are estimates, and no assurances can be given that the estimated levels of uranium will be produced. Such estimates are expressions of judgment based on knowledge, mining experience, analysis of drilling results and industry practices. Valid estimates made at a given time may significantly change when new information becomes available. While the Corporation believes that its mineral resource estimate is well established and reflects management’s best estimates, by their nature, mineral resource estimates are imprecise and depend, to a certain extent, upon geological assumptions based on limited data, and statistical inferences which may ultimately prove unreliable. Should the Corporation encounter mineralization or formations different from those predicted by past sampling and drilling, resource estimates may have to be adjusted.

These are not the only risks and uncertainties that NexGen faces. Additional risks and uncertainties not presently known to the Corporation or that the Corporation currently considers immaterial may also impair its business operations. These risk factors could materially affect the Corporation’s future operating results and could cause actual events to differ materially from those described in forward-looking statements relating to the Corporation.

Pending Assay Results

Due to the nature of uranium and immediate visibility of radioactive content, in the interest of good disclosure practices it is the Corporation’s practice to measure the natural gamma radiation of all core using a Radiation Solutions Inc. RS-120 gamma-ray handheld scintillometer as soon as practicable and immediately announce the results thereof by news release. After core has been appropriately handled and logged, samples are dispatched for testing. Assay results historically are generally received between 30 and 120 days after receipt of samples by the laboratory. The total count gamma readings using the scintillometer may not be directly or uniformly related to uranium grades of the sample measured and are only a preliminary indication of the presence of radioactive minerals. Core interval measurements and true thicknesses are not determined until assay results are received. There can be no assurance that assay results, once received, will confirm the previously announced scintillometer readings.

Climate Change

The exploration, development and future operations of NexGen’s properties may be adversely affected by climate change. Governments are moving to introduce climate change legislation and treaties at all levels of government. Changes to the climate, such as increased greenhouse gases and diminishing energy and water resources, may affect the cost and profitability of developing the Corporation’s properties. The scientific community has predicted an increase, over time, in the frequency and severity of extraordinary or catastrophic natural phenomena as a result of climate change. The Corporation can provide no assurance that NexGen will be able to predict, respond to, measure, monitor or manage the risks posed as a result. Physical climate change events, and the trend toward more stringent regulations aimed at reducing the effects of climate change, could impact the Corporation’s decision to pursue future opportunities, which could have an adverse effect on the business and future operations. There is no assurance that efforts to mitigate the risks of climate changes will be effective and that the physical risks of climate change will not have an adverse effect on the Corporation’s operations and profitability.

Aboriginal Title and Consultation Issues

First Nations and Métis claims to aboriginal title, as well as related consultation issues, may impact NexGen’s ability to conduct exploration, development and mining activities at its mineral properties in Saskatchewan. Pursuant to historical treaties, First Nations bands in northern Saskatchewan ceded title to most traditional lands, but continue to assert title to the minerals within those lands. Managing relations with First Nations bands is a matter of paramount importance to NexGen. However, there can be no assurance that aboriginal title claims and related consultation issues will not arise on or with respect to the Corporation’s mineral properties. NexGen’s properties are located in Northern Saskatchewan in areas which are covered by treaty and not subject to current Aboriginal title claims.

Title to Properties

NexGen has diligently investigated all title matters concerning the ownership of all mineral claims and plans to do so for all new claims and rights to be acquired. While to the best of its knowledge, title to NexGen’s mineral properties are in good standing, this should not be construed as a guarantee of title. NexGen’s mineral properties may be affected by undetected defects in title, such as the reduction in size of the mineral titles and other third-party claims affecting NexGen’s interests. Maintenance of such interests is subject to ongoing compliance with the terms governing such mineral titles. Mineral properties sometimes contain claims or transfer histories that examiners cannot verify. A successful claim that NexGen does not have title to any of its mineral properties could cause NexGen to lose any rights to explore, develop and mine any minerals on that property, without compensation for its prior expenditures relating to such property.

Information Systems and Cyber Security

The Corporation’s information systems are vulnerable to an increasing threat of continually evolving cybersecurity risks. Unauthorized parties may attempt to gain access to these systems or the Corporation’s information through fraud or other means of deception. The Corporation’s operations depend, in part, on how well the Corporation and those entities with which it does business, protect networks, equipment, information technology systems and software against damage from a number of threats.    The failure of information systems or a component of information systems could, depending on the nature of any such failure, adversely impact the Corporations reputation and results of operations.

Although to date the Corporation has not experienced any material losses relating cyber-attacks or other information security breaches, there can be no assurance that the Corporation will not incur such losses in the future. The Corporation’s risk and exposure to these matters cannot be fully mitigated because of, among other things, the evolving nature of these threats. As a result, cyber security and the continued development and enhancement of controls, processes and practices designed to protect systems, computers, software, data and networks from attack, damage or unauthorized access remain a priority.

Conflicts of Interest

Directors of NexGen are or may become directors of other reporting companies or have significant shareholdings in other mineral resource companies and, to the extent that such other companies may participate in ventures in which NexGen may participate, the directors of NexGen may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. NexGen and its directors will attempt to minimize such conflicts.

Permits and Licences

NexGen’s exploration and developments activities are subject to receiving and maintaining licenses, approvals and permits (collectively, “permits”) from appropriate governmental and non-governmental authorities. NexGen may be unable to obtain on a timely basis or on reasonable terms or maintain in the future all necessary permits to explore and develop its properties, commence construction or operating of mining facilities and properties. Delays may occur in obtaining necessary renewals or modifications of permits for NexGen’s existing activities, additional permits for existing or future operations and activities, or additional or amended permits associated with new legislation. Such permits will be subjects to changes in rules, regulations and/or new legislation and in various operating circumstances. There can be no assurance that NexGen will be able to obtain all necessary permits required to carry out planned exploration, development and mining operations at any of its projects or that such necessary permits may not be refused or revoked in the future.

Development and operations of NexGen’s Rook I mine require approval from various governmental and nongovernmental authorities in Canada. There can be no assurance that all future permits that NexGen requires for its operations at Rook I will be obtainable on reasonable terms, or at all. Delay or a failure to obtain required permits would materially affect NexGen’s business.

Environmental and Other Regulatory Requirements

Environmental and other regulatory requirements affect the current and future operations of NexGen, including exploration and development activities, require permits from various federal and local governmental authorities and such operations are and will be governed by laws and regulations governing prospecting, development, mining, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety and other matters. NexGen believes it is in substantial compliance with all material laws and regulations which currently apply to its activities. Companies engaged in the development and operation of mines and related facilities often experience increased costs, along with delays in production and other schedules, as a result of the need to comply with applicable laws, regulations and permits.

Additional permits and studies, which may include environmental impact studies conducted before permits can be obtained, may be necessary prior to operation of NexGen’s mineral properties. There can be no assurance that NexGen will be able to obtain or maintain all necessary permits that may be required to commence construction, development or operation of mining facilities at NexGen’s mineral properties on terms which enable operations to be conducted at economically justifiable costs. Further, such additional permits and studies may require significant capital outlays, impacting NexGen’s earning power, or cause material changes in its intended activities.

Failure to comply with applicable laws, regulations, and permitting requirements may result in enforcement actions, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations and, in particular, environmental laws.

Past or ongoing violations of mining or environmental laws could provide a basis to revoke existing permits or to deny the issuance of additional permits. In addition, evolving reclamation or environmental concerns may threaten NexGen’s ability to renew existing permits or obtain new permits in connection with future development, expansions and operations.

Amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on NexGen and cause increases in capital expenditures or production costs or reductions in levels of production at producing properties or require abandonment or delays in development of new mining properties.

Political Regulatory Risks

Any changes in government policy may result in changes to laws affecting ownership of assets, mining policies, monetary policies, taxation, rates of exchange, environmental regulations, labour relations and return of capital. Any such changes may affect both NexGen’s ability to undertake exploration and development activities in respect of present and future properties in the manner currently contemplated, and its ability to continue to explore, develop and operate those properties in which it has an interest or in respect of which it has obtained exploration and development rights to date. The possibility that future governments may adopt substantially different policies, which might extend to expropriation of assets, cannot be ruled out.

Competition

The mineral exploration business is a competitive business. The Corporation competes with numerous other companies and individuals who may have greater financial resources in the search for and the acquisition of personnel, funding and attractive mineral properties. As a result of this competition, the Corporation may be unable to obtain additional capital or other types of financing on acceptable terms or at all, acquire properties of interest or retain qualified personnel.

Trading Price and Volatility of Common Shares

The trading price of the Common Shares may be subject to large fluctuations. The trading price of the Common Shares may increase or decrease in response to a number of events and factors, including: the price of metals and minerals including the price of uranium; the Corporation’s operating performance and the performance of competitors and other similar companies; exploration and development of the Corporation’s properties; the public’s reaction to the Corporation’s press releases, other public announcements and the Corporation’s filings with the various securities regulatory authorities; changes in earnings estimates or recommendations by research analysts who track the Common Shares or the shares of other companies in the resource sector; changes in general economic conditions; the number of Common Shares to be publicly traded after the Offering; the arrival or departure of key personnel; and acquisitions, strategic alliances or joint ventures involving the Corporation or its competitors.

In addition, the market price of the Common Shares is affected by many variables not directly related to the Corporation’s success and not within the Corporation’s control, including: developments that affect the market for all resource sector shares; the breadth of the public market for the Corporation’s common shares; and the attractiveness of alternative investments. In addition, securities markets have recently experienced an extreme level of price and volume volatility, and the market price of securities of many companies has experienced wide fluctuations which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. As a result of these and other factors, the Corporation’s share price may be volatile in the future and may decline below the price at which an investor acquired its shares. Accordingly, investors may not be able to sell their securities at or above their acquisition cost.

Potential Dilution from Future Financings

Additional financing needed to continue funding the exploration, development and operation of the Corporation’s properties may require the issuance of additional securities of the Corporation. The issuance of additional securities and the exercise of Common Share purchase warrants, stock options and other convertible securities will result in dilution of the equity interests of any persons who are or may become holders of Common Shares.

No Dividends Paid to Date

No dividends on the Common Shares have been paid by NexGen to date. NexGen anticipates that, for the foreseeable future, it will retain future earnings and other cash resources for the operation and development of its business. Payment of any future dividends will be at the discretion of the Board after taking into account many factors, including NexGen’s financial condition and current and anticipated cash needs.

DIVIDENDS

Although not restricted from doing so, the Corporation has not paid any dividends since incorporation and the Corporation does not expect to pay dividends in the foreseeable future. Payment of dividends in the future will be made at the discretion of the Corporation’s board of directors based upon, among other things, cash flow, the results of operations and financial condition of the Corporation, the need for funds to finance ongoing operations and such other considerations as the board of directors considers relevant.

DESCRIPTION OF CAPITAL STRUCTURE

The authorized capital of NexGen consists of an unlimited number of Common Shares and an unlimited number of preferred shares. As at December 31, 2019, there were 360,250,571 Common Shares and no preferred shares issued and outstanding. As of the date hereof, there are 360,250,571 Common Shares and no preferred shares issued and outstanding.

Holders of Common Shares are entitled to receive notice of meetings of shareholders of the Corporation, to attend and to cast one vote per Common Share at all such meetings. Holders of the Common Shares are entitled to receive, on a pro rata basis, such dividends if, as and when declared by the Corporation’s board of directors. In the event of any liquidation, dissolution or winding-up of the Corporation or other distribution of the assets of the Corporation among holders of Common Shares for the purposes of winding-up its affairs, the holders of Common Shares will be entitled, subject to the rights of the holders of any other class or series of shares ranking senior to the Common Shares, to receive on a pro rata basis the remaining property or assets of the Corporation available for distribution, after the payment of debts and other liabilities. The Common Shares do not have attached to them any conversion, exchange rights, exercise, redemption or retraction provisions.

TRADING PRICE AND VOLUME

The Common Shares are listed and posted for trading on the TSX and the NYSE American under the symbol “NXE”. The following table sets forth the high and low trading prices and trading volumes of the Common Shares on the TSX on a monthly basis for the financial year ended December 31, 2019:

Month	High TSX (C$)	Low TSX (C$)	Volume TSX	High NYSE American (US$)	Low NYSE American (US$)	Volume NYSE American
January	2.64	2.23	40,048,200	2.00	1.68	6,024,600
February	2.59	2.10	38,907,700	1.98	1.60	7,224,800
March	2.33	2.05	12,571,000	1.75	1.54	5,896,000
April	2.45	2.07	9,158,200	1.84	1.54	5,450,000
May	2.19	1.81	11,922,000	1.64	1.35	9,501,300
June	2.13	1.90	6,585,300	1.60	1.44	5,028,800
July	2.31	1.69	11,256,100	1.78	1.29	9,958,000
August	1.89	1.46	8,782,100	1.47	1.10	10,238,100
September	1.89	1.56	16,817,900	1.43	1.18	7,734,700
October	1.87	1.62	4,752,400	1.44	1.23	4,805,700
November	1.82	1.58	3,921,800	1.39	1.19	4,789,600
December	1.73	1.53	7,965,800	1.33	1.16	9,109,200

The price of the Common Shares as quoted by the TSX at the close of business on December 31, 2019 (being the last trading day in 2019) was $1.67 and at the close of business on March 9, 2020 was $1.09. The price of the Common Shares as quoted by the NYSE American at the close of business on December 31, 2019 was US$1.28 and at the close of business on March 9, 2020 was US$0.81.

PRIOR SALES

The following table sets forth the securities of the Corporation that were issued during the financial year ended December 31, 2019, but not listed or quoted on a marketplace:

Issue or Grant Date	Type of Security	Price per Security ($)	Number of Securities	Expiry Date
March 21, 2019	Stock Options(1)	2.27	500,000	March 21, 2024
March 27, 2019	Stock Options(1)	2.22	250,000	March 27, 2024
June 12, 2019	Stock Options(1)	1.92	3,800,000	June 12, 2024
August 16, 2019	Stock Options(2)	1.59	188,679	August 16, 2024
December 24, 2019	Stock Options(1)	1.59	4,300,000	December 24, 2024

Notes:

(1)	Stock options have a term of five (5) years and vest one third annually, commencing on the grant date.
(2)	Stock options have a term of five (5) years and vest one half annually, commencing on the grant date.

DIRECTORS AND OFFICERS

The following table sets forth the name, province/state and country of residence, position(s) held with the Corporation and principal occupation during the five (5) preceding years of each person who is a director and/or an executive officer of the Corporation as at the date hereof.

Name and Province/State and Country of Residence(1)	Position with NexGen and Employment for the Past Five Years
Leigh Curyer(4), British Columbia, Canada

President, CEO and Director of NexGen (April 19, 2013 to present); CEO and Director of NexGen’s predecessor (2011 to April 2013); and Partner, Head of Corporate Development of Accord Nuclear Resources Management (2008 to 2011)

Chris McFadden(2)(4), Brighton, Australia

Director of NexGen (April 19, 2013 to present), Chairman of NexGen (May 22, 2014 to present), President and CEO of NxGold Ltd. (February 2017 to present); Business Development Manager, Newcrest Mining Limited (August 2015 to January 2017); Head of Commercial, Strategy and Corporate Development Tigers Realm Coal Limited (2013 to July 2015); General Manager, Business Development of Tigers Realm Minerals Pty Ltd. (2010 to 2013)

Warren Gilman(2)(4) Hong Kong

Director of NexGen (July 21, 2017 to present), Chairman and CEO of Queens Road Central Capital Ltd. (2019 to present); Chairman of Queens Road Capital Investment Ltd. (August 2019 to present); Director of Chaarat Gold Holdings Limited (2019 to present); Director of Aurania Resources Ltd. (2019 to present); Director of Niobec Inc (2014 to 2019); Chairman and CEO of CEF Holdings (May 2011 to 2019); Managing Director and Head of Asia Pacific Region for Canadian Imperial Bank of Commerce (February 2002 to May 2011)

Karri Howlett(4) Saskatchewan, Canada

Director of NexGen (August 27, 2018 to present); Director of Saskatchewan Power Corporation (February 13, 2013 to present); President and Director of RESPEC Consulting Inc. (July 1, 2018 to March 21, 2019); President and Director of North Rim Exploration (November 2, 2009 to July 1, 2018);

Brad Wall, Saskatchewan, Canada

Director of NexGen (March 21, 2019 to present), Special Advisor at Osler Hoskin & Harcourt LLP (May 12, 2018 to present); Trustee with Avenue Living Core Trust (May 3, 2019 to present); Special Advisor to Avenue Living Management Ltd. (May 3, 2019 to present); Director of Maxim Power Corp. (May 13, 2019 to present), Director and Chairman of Canshale Corp (December 2019 to present); Advisory Council at Canadian Global Affairs Institute (June 21, 2018 to present); Director of Whitecap Resources Inc. (July 30, 2019 to present) and Premier for the Province of Saskatchewan (November 2007 to February 2018).

Richard Patricio(2)(3), Ontario, Canada

Director of NexGen (April 19, 2013 to present),President and CEO of Mega Uranium Ltd. (March 2015 to present) and Executive Vice President (2005 to 2015); CEO of Pinetree Capital Ltd. (February 2015 to April 2016); Vice-President, Legal and Corporate Affairs, Pinetree Capital Ltd. (investment firm) (2005 to February 2015)

Name and Province/State and Country of Residence(1)	Position with NexGen and Employment for the Past Five Years
Trevor Thiele(2)(3), Tennyson, Australia	Director of NexGen (April 19, 2013 to present); Director of NexGen’s predecessor (2011 to April 2013)
Sybil Veenman(3) Ontario, Canada

Director of NexGen (August 27, 2018 to present); Director Royal Gold Inc. (January 2017 to present); Director IAMGOLD Corporation (December 2015 to present); Director of Major Drilling International Inc. (December 2019 to present); Director Noront Resources Ltd. (August 2015 to February 2020); General Counsel of Barrick Gold Corporation (July 2010 to September 2014)

Rhéal Assié, Saskatchewan, Canada

Interim Chief Financial Officer & Corporate Secretary of NexGen (December 2019 to present); Financial Controller of NexGen (October 2017 to November 2019); Senior Accountant for Cameco Corporation (March 2017 to October 2017); Senior Accountant for Agrium (March 2015 to February 2017).

Travis McPherson, British Columbia, Canada

Senior Vice President, Corporate Development of NexGen (January 2020 – present); Vice President, Corporate Development of NexGen (2017 to 2019); Manager, Investor Relations of NexGen (2015 to 2017) and Consultant to NexGen (2014 to 2015)

James Hatley, Saskatchewan, Canada

Senior Vice President, Project Development of NexGen (March 2018 to present); Consultant to Saudi Aramco (July 2017 to March 2018); Manager, Director, Superintendent, Chief Mine Engineer for Cameco Corporation (2003 to 2017)

Gillian McCombie, British Columbia, Canada

Vice President of Human Resources of NexGen (2019 to present); Vice-President of Human Resources of Capstone Mining (2013 to 2018), Director of Human Resources of Capstone Mining (2011 to 2013) and Director of Human Resources of TELUS (2007 to 2011).

Troy Boisjoli, Saskatchewan, Canada

Vice President, Operations & Project Development of NexGen (July 2017 to present); Senior Project and Operations Manager for NexGen (2016 to 2017); Chief Geologist, Eagle Point Uranium Mine for Cameco Corporation (2013 to 2016)

Notes:

(1)	The information as to place of residence and principal occupation is not within the knowledge of the management of NexGen and has been furnished by the respective directors and officers of NexGen
(2)	Member of the Audit Committee
(3)	Member of the Compensation Committee and Nominations and Governance Committee
(4)	Member of the Sustainability Committee

Directors are elected at each annual meeting of NexGen’s shareholders and serve as such until the next annual meeting or until their successors are elected or appointed.

As at the date hereof, the directors and executive officers of NexGen, as a group, beneficially owned, directly or indirectly, or exercised control or direction over 23,862,515 common shares, representing approximately 6.6% of the total number of common shares outstanding before giving effect to the exercise of options or warrants to purchase common shares held by such directors and executive officers. The statement as to the number of common shares beneficially owned, directly or indirectly, or over which control or direction is exercised by the directors and executive officers of NexGen as a group is based upon information furnished by the directors and executive officers.

Cease Trade Orders, Bankruptcies, Penalties and Sanctions

To the knowledge of the Corporation, no director, executive officer or promoter of the Corporation is, or within ten years prior to the date hereof has been, a director, chief executive officer or chief financial officer of any company (including the Corporation) that, (i) was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer; or (ii) was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant Corporation access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

To the knowledge of the Corporation, no director, executive officer or promoter of the Corporation, or a shareholder holding a sufficient number of securities of the Corporation to affect materially control of the Corporation, (i) is, or within ten (10) years prior to the date hereof has been, a director or executive officer of any company (including the Corporation) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, or (ii) has, within ten years prior to the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder.

To the knowledge of the Corporation, no director, executive officer or promoter of the Corporation, or a shareholder holding a sufficient number of securities of the Corporation to affect materially the control of the Corporation, has been subject to (i) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (ii) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Conflicts of Interest

To the best of the Corporation’s knowledge, and other than as disclosed in this AIF, there are no known existing or potential conflicts of interest between NexGen and any director or officer of NexGen, except that certain of the directors and officers serve as directors and officers of other public companies, and therefore it is possible that a conflict may arise between their duties as a director or officer of NexGen and their duties as a director or officer of such other companies. See “Risk Factors — Conflicts of Interest”.

AUDIT COMMITTEE DISCLOSURE

The Audit Committee has the responsibility of, among other things: recommending the Corporation’s independent auditor to the Board of Directors, determining the extent of involvement of the independent auditor in reviewing unaudited quarter financial results, evaluating the qualifications, performance and independence of the independent auditor; reviewing and recommending approval of the Board of Directors of the Corporation’s annual and quarter financial results and management’s discussion and analysis and overseeing the establishment of “whistle-blower” and related procedures. A copy of the Audit Committee Charter is attached hereto as Schedule “A”.

Composition of the Audit Committee

The Audit Committee is currently comprised of Messrs. Thiele (Chair), Gilman, McFadden and Patricio. All of the members of the Audit Committee are independent and financially literate, in each case, as defined under National Instrument 52-110 – Audit Committees (“NI 52-110”). A general description of the education and experience of each Audit Committee member which is relevant to the performance of his responsibilities as an Audit Committee member is contained in their respective biographies set out below:

Christopher McFadden, Chairman of the Board of Directors

Mr. McFadden is a lawyer with 21 years’ experience in exploration and mining and is currently the President and Chief Executive Officer of NxGold Ltd. Mr. McFadden was previously the Manager, Business Development at Newcrest Mining Limited and the Head of Commercial, Strategy and Corporate Development for Tigers Realm Coal Limited, which is listed on the ASX. Additionally, Mr. McFadden was General Manager, Business Development of Tigers Realm Minerals Pty Ltd. Prior to commencing with the Tigers Realm Group of companies in 2010 he was a Commercial General Manager with Rio Tinto’s exploration division with responsibility for gaining entry into new projects either by negotiation with government or joint venture partners or through acquisition. Mr. McFadden has extensive international experience in managing large and complex transactions and has a broad knowledge of all aspects of project evaluation and negotiating project entry in challenging and varied environments. Mr. McFadden holds a combined law/commerce degree from Melbourne University and an MBA from Monash University.

Richard Patricio, Director

In March 2015, Mr. Patricio was appointed Chief Executive Officer and President of Mega Uranium Ltd., having been its Executive Vice-President since 2005. From February 2015 to April 2016, Mr. Patricio was the Chief Executive Officer of Pinetree Capital Ltd., having been its Vice-President, Corporate and Legal Affairs since 2005. Previously, Mr. Patricio worked as in-house General Counsel for a senior TSX-listed manufacturing company. Prior to that, Mr. Patricio practiced law at Osler LLP in Toronto where he focused on mergers and acquisitions, securities law and general corporate matters. Mr. Patricio has built a number of mining companies with global operations and holds senior officer and director positions in several companies listed on stock exchanges in Toronto, Australia, London and New York. Mr. Patricio received his law degree from Osgoode Hall and was called to the Ontario bar in 2000.

Trevor Thiele, Director

Mr. Thiele has over 30 years’ experience in senior finance roles in medium to large Australian ASX listed companies. He has been Chief Financial Officer for companies involved in the Agribusiness sector (Elders and ABB Grain Ltd, Rural Services Division) and the Biotechnology sector (Bionomics Limited). In these roles he combined his technical accounting and financial skills with commercial expertise thereby substantially contributing to the growth of each of these businesses. During this time, Mr. Thiele was actively involved in IPO’s, capital raisings, corporate restructures, mergers and acquisitions, refinancing and joint ventures. Mr. Thiele is currently a non-executive director of a number of non-listed Australian entities. Mr. Thiele holds a Bachelor of Arts in Accountancy from the University of South Australia and he is a member of Chartered Accountants Australia & New Zealand

Warren Gilman, Director

In 2019, Mr. Gilman was appointed Chairman and Chief Executive Officer of Queens Road Central Capital Ltd. and Chairman of Queen’s Road Capital Investment Ltd. (previously known as Lithion Energy Ltd.). From 2011 to 2019, Mr. Gilman was the Chairman and Chief Executive Officer of CEF Holdings Ltd. Prior to joining CEF, Mr. Gilman was the Vice Chairman of CIBC World Markets. Mr. Gilman was previously Managing Director and Head of Asia Pacific Region for CIBC for 10 years where he was responsible for all CIBC’s activities across Asia. Mr. Gilman is a mining engineer who co-founded CIBC’s Global Mining Group in 1988. During Mr. Gilman’s 26 years with CIBC he ran the mining team in Canada, Australia and Asia and worked in the Toronto, Sydney, Perth, Shanghai and, Hong Kong offices of CIBC. Mr. Gilman acted as advisor to the largest mining companies in the world including BHP, Rio Tinto, Anglo American, Noranda, Falconbridge, Meridian Gold, China Minmetals, Jinchuan and Zijin and has been responsible for some of the largest equity capital markets financings in Canadian mining history. Mr. Gilman is currently holds director positions in several companies listed on the stock exchanges in Toronto and London. Mr. Gilman received his B.Sc. in Mining Engineering at Queen’s University and his MBA from the Ivey Business School at Western University.

Audit Committee Oversight

At no time since the commencement of NexGen’s most recently completed financial year have any recommendations by the Audit Committee respecting the appointment and/or compensation of NexGen’s external auditors not been adopted by the Board.

Reliance on Certain Exemptions

At no time since the commencement of the Corporation’s most recently completed financial year has the Corporation relied on the exemption in Section 2.4 of NI 52-110 (De Minimis Non-Audit Services); Section 3.2 (Initial Public Offerings); Section 3.4 (Events Outside Control of Member); Section 3.5 (Death, Disability or Resignation of Audit Committee Member); an exemption from NI 52-110, in whole or in part, granted under Part 8 (Exemptions) of NI 52-110; the exemption in subsection 3.3(2) (Controlled Companies) or section 3.6 (Temporary Exemption for Limited and Exceptional Circumstances); or section 3.8 (Acquisition of Financial Literacy).

Pre-Approval Policies and Procedures

Pursuant to the terms of the Audit Committee Charter, the Audit Committee shall pre-approve all non-audit services to be provided to NexGen by the external auditor.

External Auditor Service Fees (By Category)

The aggregate fees billed by our external auditors, KPMG LLP, in each of the last two (2) financial years are as follows:

Financial Year Ending	Audit Fees(1)	Audit- Related Fees(2)	Tax Fees(3)	All Other Fees(4)
2019	$203,700	Nil	Nil	Nil
2018	$199,500	Nil	Nil	Nil

Notes:

(1)	The aggregate audit fees in respect of the financial year
(2)

The aggregate fees for assurance and related services that are reasonably related to the performance of the audit or review of the Corporation’s financial statements which are not included under the heading “Audit Fees”

(3)	The aggregate fees for professional services rendered for tax compliance, tax advice and tax planning
(4)	The aggregate fees for products and services other than as set forth under the headings “Audit Fees”, “Audit Related Fees” and “Tax Fees”

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

Neither during the financial year ended December 31, 2019, nor as of the date hereof, is or has the Corporation been party to, nor is or has its property been the subject of, any legal proceeding, nor does the Corporation know of any such legal proceedings to be contemplated.

Neither during the financial year ended December 31, 2019, nor as of the date hereof, has the Corporation: (i) been subject to any penalties or sanctions imposed against the Corporation by a court relating to securities legislation or by a securities regulatory authority or any penalty or sanction imposed by a court or regulatory body against the Corporation that would likely to be considered important to a reasonable investor in making an investment decision; or (ii) entered into any settlement agreement relating to securities legislation or with a securities regulatory authority.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Other than as described below and elsewhere in this AIF, no director, executive officer or person or company that beneficially owns, or controls or directs, directly or indirectly, more than 10% of the common shares of the Corporation or any associate or affiliate of any such person or company, has or had any material interest, direct or indirect, in any transaction either within the three most recently completed financial years or during the current financial year that has materially affected or is reasonably expected to materially affect the Corporation.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for the Common Shares in Canada is Computershare Investor Services Inc. at its principal offices in Vancouver, British Columbia and Toronto, Ontario. The co-transfer agent and registrar for the Common Shares in the United States of America is Computershare Trust Company, N.A. in Denver, Colorado.

MATERIAL CONTRACTS

The only material contracts entered into by the Corporation within the financial year ended December 31, 2019, or before such time that are still in effect, other than in the ordinary course of business, are as follows:

●	The Shareholder Rights Plan Agreement dated April 22, 2017 between the Corporation and Computershare Investor Services Inc.;
●

The Amended and Restated Trust Indenture dated June 10, 2016, as amended and restated as of July 21, 2017, between the Corporation and Computershare Trust Company of Canada with respect to the issuance of the 2016 Debentures;

●	The Trust Indenture dated July 21, 2017, between the Corporation and Computershare Trust Company of Canada with respect to the issuance of the 2017 Debentures; and

●	The Investor Rights Agreement dated July 21, 2017 among the Corporation, CEF Holdings Limited, CEF (Capital Markets) Limited, Next Global Holdings Limited and Sprinkle Ring Investment Limited.

Copies of the above material contracts are available under the Corporation’s profile on SEDAR at www.sedar.com.

INTERESTS OF EXPERTS

The following persons have been named in this AIF as having prepared the Arrow Deposit, Rook I Project, NI 43-101 Technical Report on Pre-Feasibility Study, filed on December 20, 2018: Paul O’Hara, Jason J. Cox, David M. Robson and Mark B. Mathisen, each of whom holds less than 1% of the Corporation’s securities.

KPMG LLP, Chartered Accountants, provided an auditors report dated March 3, 2020 in respect of the Corporation’s financial statements for the year ended December 31, 2019. KPMG LLP are the auditors of the Entity and have confirmed with respect to the Corporation that they are independent within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulations.

ADDITIONAL INFORMATION

Additional information relating to the Corporation can be found on SEDAR at www.sedar.com; or on NexGen’s website at www.nexgenenergy.ca. Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Corporation’s securities and securities authorized for issuance under equity compensation plans is contained in the management information circular of the Corporation dated April 29, 2019, which is available on SEDAR at www.sedar.com. Additional financial information is provided in the Corporation’s audited consolidated financial statements and management’s discussion and analysis for the financial year ended December 31, 2019.

SCHEDULE “A”

AUDIT COMMITTEE CHARTER

I.	ROLE AND OBJECTIVES

The Audit Committee is a committee of the Board of Directors (the “Board”) of NexGen Energy Ltd. (the “Corporation”) to which the Board has delegated certain oversight responsibilities relating to the Corporation’s financial statements, external auditors, risk management, compliance with legal and regulatory requirements and management information technology. In this Charter, the Corporation and all entities controlled by the Corporation are collectively referred to as “NexGen”.

The objectives of the Audit Committee are to maintain oversight of:

(a)	the Corporation’s accounting and financial reporting processes;

(b)	the audits of the Corporation’s financial statements;

(c)	the integrity of the Corporation’s financial statements, the reporting process and its internal control over financial reporting;

(d)	the reports, qualifications, independence and performance of the Corporation’s external auditor;

(e)	the Corporation’s risk identification, assessment and management program;

(f)	the Corporation’s compliance with applicable legal and regulatory requirements;

(g)	the Corporation’s management of information technology related to financial reporting and financial controls; and

(h)	the maintenance of open channels of communication among management of the Corporation, the external auditors and the Board.

II.	MEMBERSHIP AND POLICIES

The Board, based on recommendation from the Nomination and Governance Committee, will appoint or reappoint members of the Audit Committee. Each member shall serve until his or her successor is appointed unless the member resigns, is removed or ceases to be a director. The Board of Directors may fill a vacancy that occurs in the Committee at any time.

The Audit Committee must be composed of not less than three (3) members of the Board, each of whom must be independent pursuant to the rules and regulations of all applicable stock exchanges and United States and Canadian securities laws and regulations.

No member of the Audit Committee may have participated in the preparation of the financial statements of the Corporation or any of its then-current subsidiaries at any time during the immediately prior three years.

Each member of the Audit Committee must be able to read and understand fundamental financial statements, including the Corporation’s balance sheet, income statement, and cash flow statement. Additionally, at least one member of the Audit Committee must be either (i) “financially sophisticated” within the meaning of such term in the NYSE MKT LLC Company Guide or (ii) an “audit committee financial expert” within the meaning of that term under the United States Securities Exchange Act of 1934, as amended, and the rules adopted by the United States Securities and Exchange Commission thereunder.

The Board, in consultation with the Nomination and Governance Committee, will appoint or reappoint the Chair of the Audit Committee from amongst its members.

The Audit Committee may at any time retain outside financial, legal or other advisors as it determines necessary to carry out its duties, at the expense of the Corporation. The Corporation shall provide for appropriate funding, as determined by the Audit Committee in its capacity as a committee of the Board, for payment of: (i) compensation to the external auditor for the purpose of preparing or issuing an audit report or performing other audit, review or attestation services for the Corporation, (ii) compensation to any advisors employed by the Audit Committee, and (iii) ordinary administrative expenses of the Audit Committee that are necessary or appropriate in carrying out its duties.

In discharging its duties under this Charter, the Audit Committee may investigate any matter brought to its attention and will have access to all books, records, facilities and personnel, may conduct meetings or interview any officer or employee, the Corporation’s legal counsel, external auditors and consultants, and may invite any such persons to attend any part of any meeting of the Audit Committee.

The Audit Committee has neither the duty nor the responsibility to conduct audit, accounting or legal reviews, or to ensure that the Corporation’s financial statements are complete, accurate and in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”); rather, management is responsible for the financial reporting process, internal review process, and the preparation of the Corporation’s financial statements in accordance with IFRS, and the Corporation’s external auditor is responsible for auditing those financial statements.

III.	FUNCTIONS

A.	Financial Statements, the Reporting Process and Internal Controls over Financial Reporting

The Audit Committee will meet with management and the external auditor to review and discuss annual and quarterly financial statements, management’s discussion and analyses (“MD&A”), any earnings press releases, and other financial disclosures and determine whether to recommend the approval of such documents to the Board.

(a)	In connection with these procedures, the Audit Committee will, as applicable and without limitation review and discuss with management and the external auditor:

i.

the information to be included in the Corporation’s financial statements and other financial disclosures which require approval by the Board including the Corporation’s annual and quarterly financial statements, notes thereto, MD&A and any earnings press releases paying particular attention to any use of “pro forma”, “adjusted” and “non-GAAP” information, and ensuring that adequate procedures are in place for the review of the Corporation’s public disclosure of financial information extracted or derived from the financial statements;

ii.	any significant financial reporting issues identified during the reporting period;

iii.	any change in accounting policies, or selection or application of accounting principles, and their impact on the Corporation’s financial results and disclosure;

iv.

all significant estimates and judgments, significant risks and uncertainties made in connection with the preparation of the Corporation’s financial statements that may have a material impact to the financial statements;

v.

any significant deficiencies or material weaknesses identified by management or the external auditor, compensating or mitigating controls and the final assessment and impact of such deficiencies or material weaknesses on disclosure;

vi.	any major issues as to the adequacy of the internal controls and any special audit steps adopted in light of material internal control deficiencies;

vii.	significant adjustments identified by management or the external auditor and the assessment of associated internal control deficiencies, as applicable;

viii.	any unresolved issues between management and the external auditor that could materially impact the financial statements and other financial disclosures;

ix.

any material correspondence with regulators, government agencies, any employee or whistleblower complaints and other reports of non-compliance which raise issues regarding the Corporation’s financial statements or accounting policies and significant changes in regulations which may have a material impact on the Corporation’s financial statements;

x.	the effect of regulatory and accounting initiatives, as well as any off-balance sheet structures;

xi.

significant matters of concern respecting audits and financial reporting processes, including any illegal acts, that have been identified in the course of the preparation or audit of the Corporation’s financial statements; and

xii.

any analyses prepared by management and/or the external auditor setting forth significant financial reporting issues and judgments made in connection with the preparation of financial statements including analyses of the effects of IFRS on the financial statements.

(b)	In connection with the annual audit of the Corporation’s financial statements, the Audit Committee will review with the external auditor:

i.	prior to commencement of the annual audit, plans, scope, staffing, engagement terms and proposed fees;

ii.

reports or opinions to be rendered in connection with the audit including the external auditor’s review or audit findings report including alternative treatment of significant financial information within IFRS that have been discussed with management and the associated impact on disclosure; and

iii.	the adequacy of internal controls, any audit problems or difficulties, including:

a)	any restrictions on the scope of the external auditor’s activities or on access to requested information;

b)	any significant disagreements with management, and management’s response (including discussion among management, the external auditor and, as necessary, internal and external legal counsel);

c)	any litigation, claim or contingency, including tax assessments and claims, that could have a material impact on the financial position of the Corporation; and

d)	the impact on current or potential future disclosures.

In connection with its review of the annual audited financial statements and quarterly financial statements, the Audit Committee will also review any significant concerns raised during the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) certifications with respect to the financial statements and NexGen’s disclosure controls and internal controls. In particular, the Audit Committee will review with the CEO, CFO and external auditor: (i) all significant deficiencies, material weaknesses or significant changes in the design or operation of NexGen’s internal control over financial reporting that could adversely affect the Corporation’s ability to record, process, summarize and report financial information required to be disclosed by the Corporation in the reports that it files or submits under applicable securities laws, within the required time periods; and (ii) any fraud, whether or not material, that involves management of NexGen or other employees who have a significant role in NexGen’s internal control over financial reporting. In addition, the Audit Committee will review with the CEO and CFO, NexGen’s disclosure controls and procedures and at least annually will review management’s conclusions about the efficacy of disclosure controls and procedures, including any significant deficiencies, material weaknesses or material non-compliance with disclosure controls and procedures.

The Audit Committee will also maintain a Whistleblower Policy, including procedures for the:

(a)	receipt retention and treatment of complaints received regarding accounting, internal accounting controls or auditing matters; and

(b)	confidential, anonymous submissions of concerns regarding questionable accounting or auditing matters.

B.	The External Auditor

The Audit Committee, in its capacity as a committee of the Board, is directly responsible for overseeing the relationship, reports, qualifications, independence and performance of the external auditor and audit services by other registered public accounting firms engaged by the Corporation. The Audit Committee has responsibility to take, or recommend that the Board take, appropriate action to oversee the independence of the external auditor. The Audit Committee shall have the authority and responsibility to recommend the appointment and the revocation of the appointment of the external auditors engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services, and to fix their remuneration.

The external auditor will report directly to the Audit Committee. The Audit Committee’s appointment of the external auditor is subject to annual approval by the shareholders.

With respect to the external auditor, the Audit Committee is responsible for:

(a)

the appointment, termination, compensation, retention and oversight of the work of the external auditor engaged by the Corporation including the review and approval of the terms of the external auditors annual engagement letter and the proposed fees;

(b)	resolution of disagreements or disputes between management and the external auditor regarding financial reporting for audit, review or attestation services;

(c)

pre-approval of all legally permissible non-audit services to be provided by the external auditors considering the potential impact of such services on the independence of external auditors and, subject to any de minimis exemption available under applicable laws. Such approval can be given either specifically or pursuant to pre-approval policies and procedures adopted by the committee including the delegation of this ability to one or more members of the Audit Committee to the extent permitted by applicable law, provided that any pre-approvals granted pursuant to any such delegation may not delegate Audit Committee responsibilities to management of the Corporation, and must be reported to the full Audit Committee at the first scheduled meeting of the Audit Committee following such pre-approval;

(d)

obtaining and reviewing, at least annually, a written report by the external auditor describing the external auditor’s internal quality-control procedures, any material issues raised by the most recent internal quality-control review, or peer review, of the firm, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the firm, and any steps taken to deal with any such issues and all relationships between the external auditors and the Corporation;

(e)

obtaining a formal written statement delineating all relationships between the auditor and the Corporation, consistent with The Public Company Accounting Oversight Board Rule 3526, and discussing any disclosed relationships or services with the auditor and how they may impact the objectivity and independence of the auditor;

(f)

review of the external auditor which assesses three key factors of audit quality for the Audit Committee to consider and assess including: independence, objectivity and professional skepticism; quality of the engagement team; and quality of communications and interactions with the external auditor. A written comprehensive review of the external auditor to be considered if required each year and completed at least every five (5) years which will include an:

i.	assessment of quality of services and sufficiency of resources provided by the external auditor;

ii.	assessment of auditor independence, objectivity and professional skepticism;

iii.	assessment of value of services provided by the external auditor;

iv.	assessment of written input from external auditor summarizing:

a)

background of firm, size, resources, geographical coverage, relevant industry experience, including reputational challenges, systemic audit quality issues identified by Canadian Public Accountability Board (“CPAB”) and Public Company Accounting Oversight Board (“PCAOB”) in public reports;

b)	industry experience of the audit team and plans for training and development of the team;

c)	how the external auditor demonstrated objectivity and professional skepticism during the audit;

d)

how the firm and team met all criteria for independence including identification of all relationships that the external auditor has with the Corporation and its affiliates and steps taken to address possible institutional threats;

e)	involvement of engagement quality control review (“EQCR”) partner and significant concerns raised by the EQCR partner;

f)	matters raised to national office or specialists during the review;

g)	significant disagreements between management and the external auditors and steps taken to resolve such disagreements;

h)	satisfaction with communication and cooperation with management and the Audit

Committee; and

i)	findings and firm responses to reviews of the Corporation by CPAB and PCAOB;

v.

communication of the results of the comprehensive review of the external auditor to the Board and recommending that the Board take appropriate action, in response to the review, as required. It is understood that the Audit Committee may recommend tendering the external auditor engagement at their discretion. In addition to rotation of the EQCR partner as required by law, the Audit Committee, together with the Board, will also consider whether it is necessary to periodically rotate the external audit firm itself. It will be at the discretion of the Audit Committee if the incumbent external auditor is invited to participate in the tendering process; and

vi.

setting clear hiring policies for the Corporation regarding partners and employees and former partners and employees of the present and former external auditor of the Corporation. Before any such partner or employee is offered employment by the Corporation, prior approval from the Chair of the Audit Committee must be received and a one year grace period must pass from the date any work was last completed on an audit engagement before an external auditor employee can be considered for contract or employment by the Corporation.

C.	Risk Management

The Audit Committee, in its capacity as a committee of the Board, is directly responsible for overseeing the risk identification, assessment and management program of the Corporation by discussing guidelines and policies to govern the process by which risk is identified, assessed and managed. At least annually, in conjunction with senior management, internal counsel and, as necessary, external counsel and the Corporation’s external auditors, the Audit Committee will review the following:

(a)	the Corporation’s method of reviewing significant risks inherent in NexGen’s business, assets, facilities, and strategic directions, including the Corporation’s risk management and evaluation process;

(b)

discuss guidelines and policies with respect to risk assessment and risk management, including the Corporation’s major financial risk exposures and the steps management has taken to monitor and control such exposures. The Audit Committee is not required to be the sole body responsible for risk assessment and management, but, as stated above, the committee must discuss guidelines and policies to govern the process by which risk assessment and management is undertaken;

(c)	the major financial risk exposures and steps management has taken to monitor and manage such exposures;

(d)

the Corporation’s annual insurance report including its risk retention philosophy and resulting uninsured exposure, if any, including corporate liability protection programs for directors and officers;

(e)	the Corporation’s loss prevention policies, risk management programs, disaster response and recovery programs in the context of operational considerations; and

(f)	other risk management matters from time to time as the Audit Committee may consider appropriate or the Board may specifically direct.

D.	Additional Duties and Responsibilities

The Audit Committee will also:

(a)

meet separately with management, the external auditor and, as is appropriate, internal and external legal counsel and independent advisors in respect of issues not elsewhere listed concerning any other audit, finance or risk matter;

(b)	review the appointment of the CFO and any other key financial executives who are involved in the financial reporting process;

(c)	review the Corporation’s information technology practices as they relate to financial reporting;

(d)	annually review Directors’ and Officers’ Liability Insurance Coverage;

(e)	from time to time, discuss staffing levels and competencies of the finance team with the external auditor;

(f)

review incidents, alleged or otherwise, as reported by whistleblowers, management, the external auditor, internal or external counsel or otherwise, of fraud, illegal acts or conflicts of interest and establish procedures for receipt, treatment and retention of records of incident investigations;

(g)	facilitate information sharing with other committees of the Board as required to address matters of mutual interest or concern in respect of the Corporation’s financial reporting;

(h)

assist Board oversight in respect of issues not elsewhere listed concerning the integrity of the Corporation’s financial statements, the Corporation’s compliance with legal and regulatory requirements, the independent auditor’s qualifications and independence, and the performance of the external auditors; and

(i)

have the authority and responsibility to recommend the appointment and the revocation of the appointment of registered public accounting firms (in addition to the external auditors) engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services, and to fix their remuneration.

In addition, the Audit Committee will perform such other functions as are assigned by law and on the instructions of the Board.

IV.	MEETINGS

The Audit Committee will meet quarterly, or more frequently at the discretion of the members of the Audit Committee, as circumstances require.

Notice of each meeting of the Audit Committee will be given to each member and, if applicable, to the external auditors. The notice will:

(a)	be in writing (which may be communicated by fax or email);

(b)	be accompanied by an agenda that states the nature of the business to be transacted at the meeting in reasonable detail;

(c)	include copies of documentation to be considered at the meeting and reasonably sufficient time to review documentation; and

(d)	be given at least 48 hours preceding the time stipulated for the meeting, unless notice is waived by the Audit Committee members.

A quorum for a meeting of the Audit Committee is a majority of the members present in person, by video conference, webcast or telephone.

If the Chair is not present at a meeting of the Audit Committee, a Chair will be selected from among the members present. The Chair will not have a second or deciding vote in the event of an equality of votes.

At each meeting, the Audit Committee will meet “in-camera”, without management or external auditors present, and will meet in separate sessions with the lead partner of the external auditor at least annually.

The Audit Committee may invite others to attend any part of any meeting of the Audit Committee as it deems appropriate. This includes other directors, members of management, any employee, the Corporation’s internal or external legal counsel, external auditors, advisors and consultants.

Minutes will be kept of all meetings of the Audit Committee. The minutes will include copies of all resolutions passed at each meeting, will be maintained with the Corporation’s records, and will be available for review by members of the Audit Committee, the Board, and the external auditor.

V.	OTHER MATTERS

A.	Review of Charter

The Audit Committee shall review and reassess the adequacy of this Charter at least annually or otherwise, as it deems appropriate, and propose recommended changes to the Nomination and Governance Committee.

B.	Reporting

The Audit Committee shall report to the Board activities and recommendations of each Audit Committee meeting and review with the Board any issues that arise with respect to the quality or integrity of the Corporation’s financial statements, the Corporation’s compliance with legal or regulatory requirements, the performance and independence of the Corporation’s external auditors, management information technology with respect to financial reporting matters, risk management and communication between the parties identified above.

C.	Evaluation

The Audit Committee’s performance shall be evaluated annually by the Nomination and Governance Committee and the Board as part of the Board assessment process established by the Nomination and Governance Committee and the Board.

This Charter was last approved by the Board of Directors on April 4, 2017.